SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
スキャデン・アープス法律事務所
スキャデン・アープス外国法事務弁護士事務所
(外国法共同事業)
(カリフォルニア・ニューヨーク州法)
SKADDEN ARPS TOKYO KYODO LAW OFFICE
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[redacted]

06011781

March 20, 2006

FEDERAL EXPRESS

Office of International Corporate Finance
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Exemption Pursuant to Rule 12g3-2(b) for
<u>Unicharm Corporation (the "Issuer"); File No. 82-4985</u>

Dear Sir or Madam:

On behalf of the Issuer, we hereby furnish English language versions or translations of information required to be furnished pursuant to Rule 12g3-2(b)(iii) as set forth in <u>EXHIBIT A</u> hereto.

The information and document furnished hereby are furnished on the understanding that such information and document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Issuer is subject to the Act.

dlw 3/21

In the event of any questions or requests for additional information, please do not hesitate to contact me, Kenju Watanabe, at Skadden, Arps, Slate, Meagher & Flom LLP, 21st Floor, Izumi Garden Tower, 1-6-1, Roppongi, Minato-ku, Tokyo, 106-6021, Japan (telephone 81-3-3568-2600/facsimile 81-3-3568-2626). Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter in the self-addressed, stamped envelope provided for your convenience.

Very truly yours,

Kenju Watanabe /M.O./

Kenju Watanabe

Enclosure

EXHIBIT A

To our shareholders

The Forty-Sixth Interim Business Report

April 1 – September 30, 2005

Unicharm Corporation

Table of contents

To our shareholders

Net sales exceeded the consolidated earnings projection due to a recovery in the performance of core businesses

Consolidated net sales for the interim period under review increased by ¥7.5 billion YOY, reaching a record ¥129 billion. In Japan, sales from our growth business area of the healthcare business and pet care business grew solidly. In addition, our core businesses of the baby and child care business and the feminine care business started to head toward recovery. As a result, net sales reached ¥97.9 billion, up ¥2.6 billion YOY. In Asia, primarily in East Asia and the ASEAN region, the Company released value-added products and developed proactive marketing activities. As a result, Unicharm was able to continue growth in both the feminine care business and the baby care business, achieving an increase in net sales of ¥3 billion YOY to ¥19.7 billion. Elsewhere, sales of adult-use incontinence care products and baby paper diapers rose, particularly in Europe, and net sales increased by ¥1.8 billion compared with the previous period to ¥11.4 billion. As a result, net sales to external customers by our foreign subsidiaries and affiliates increased by ¥4.8 billion YOY to ¥31.1 billion, and now represent as much as 24% of total consolidated sales, becoming one of our growth businesses.

Achieving a profit recovery that exceeds expectations by improving earnings capabilities

Although the company experienced a decline in profits for the fourth quarter of th fiscal year ended March 2005, Unicharm has focused its efforts on improving earnings capabilities under the scenario that there will be steady improvement of earnings every quarter, and the Company hopes to successfully achieve a profit increase on a full year basis. Amid a continuous decline in market demand due to a falling birthrate, Unicharm has strived to enhance the sales of pants-type paper diapers, used when transitioning from tape-type diapers, to accomplish a recovery in earnings. In the feminine care business, Unicharm launched ***Sofy Body Fit Fuwa Pita Slim***, a product that has a significantly better fit and better absorbency, thus creating a market for premium-type napkins for daytime use. In the healthcare business, by focusing on the development and improvement of the ***Lifree*** brand which is targeted at realizing "incontinence care that helps maintain the remaining abilities of care receivers and alleviates the mental stress of caregivers" and "incontinence care that takes into account the peculiar characteristics of dementia patients" amid an aging population and an intensification of competition in this growth market, the company was able to achieve above market growth in sales and profit.

In the clean & fresh business, Unicharm has launched ***Cookup Shakitto Shokkan Sheet*** and expanded the profit base of the business by creating new demand. In the pet care business, the Company sought to more effectively market an improved lineup of products, primarily those in differentiated categories, in both the pet food and pet toiletry segments.

In its overseas business, Unicharm successfully achieved growth in the feminine care business and the baby and child care business in Asia, primarily in China and the ASEAN countries. In Europe, sales grew favorably in the healthcare business and the baby and child care business.

Despite an adverse environment of surging material costs, Unicharm sought to increase profits by increasing sales in the growth businesses, promoting cost reduction, while continuously investing in advertising aimed at brand development. As a result, operating income fell by ¥1.0 billion compared with the previous corresponding period, to ¥13.5 billion, outperforming the consolidated earnings projections that were made at the beginning of the period. Ordinary income decreased by ¥900 million YOY to ¥14 billion and net income was down ¥700 million to ¥7.7 billion, both of which exceeded the consolidated earnings projections made at the beginning of the period. Net income per share was ¥117.13, down ¥11.41 compared with the previous corresponding period.

Enhanced formulation and implementation of global strategies to accelerate growth

In order to accelerate the growth of the business, Unicharm has been striving to nurture and expand both the healthcare business and pet care business in Japan, and also the business overseas. As part of efforts to further bolster our global competitive edge overseas, primarily in Asia, the Company has strengthened its global strategy and concentrated management resources in the growth markets. In terms of organizational structure, Unicharm positively dissolved the product-by-product business headquarters system, which was introduced in 1998, and set up a Global Marketing Headquarters. By reinforcing the function of the head office, we will view Japanese and Asian markets as an integrated entity, to promote business operations and achieve optimum results throughout the entire region. Unicharm places the utmost priority on China, a country where the market is growing, and we will newly dispatch a director and an executive director to further enhance strategy implementation capabilities, seeking to accelerate the speed of growth of the business by rapidly making business decisions.

In South Korea, which has one of the largest markets in Asia, Unicharm has tied up with LG Health and Household Ltd., the largest manufacturer of daily necessities in South Korea, aiming to expand sales of baby paper diapers and sanitary napkins in the country. In addition, Unicharm has acquired the controlling stake in Gulf Hygienic Industries, a Saudi Arabian company that the company has provided technical licenses to..

In the meantime, Unicharm will improve the effectiveness and efficiency of its sales activities by integrating its sales functions with the sales headquarters, aiming to consolidate its competitive edge in the baby and child care business and the feminine care business in Japan. In the domestic healthcare business, the Company acquired the controlling stake in Uni-charm Mölnlycke K.K. to improve our competitiveness in the wholesale-use market for the group as a whole. In the meantime, we will reinforce the ***Lifree*** brand in the over-the-counter retail market, in an effort to

accelerate the growth of the adult-use paper diaper business.

Interim dividend was increased by ¥1 to ¥16 per share.

Unicharm considers the sharing of its profits with its shareholders to be one of its most important management policies and, to that end, is endeavoring to firmly maintain a policy of stable dividend distribution, while working to strengthen its business structure and proactively expand business operations to achieve growth. In order to facilitate sharing profits to shareholders, the interim dividend was increased by ¥1 compared with the previous corresponding period, to ¥16 per share.

Aiming to further share profits with shareholders and to flexibly execute the capital policy, Unicharm has acquired 1.1 million shares of its own stocks through the market at a cost of ¥4.97 billion, in August 2005, and it holds them as treasury stock.

We look forward to the continued support of our shareholders and investors.

Takahisa Takahara, President and CEO

Creating new values through technological innovations

In order to provide daily comfort for everyone from babies to the elderly, Unicharm has been developing products based on the concept of creating new value through technological innovations, with the help of forming and processing technologies for nonwoven fabric and absorbents. By utilizing our nonwoven fabric technology and special polymer-based absorbent technology and developing value-added products that are without equal in the industry, the Company seeks to create new markets to achieve further growth. In this interim business period, we will introduce new products that represent each business segment.

Enhancing the features of *Mamy Poko* and *Mamy Poko Pants* through product renewal

There has been an increasing number of mothers every year that request a "notification sign" on baby diapers that can signal when the diapers are wet, which will make it easier for them to change the diapers in a timely manner. In view of this, we have adopted a "wet sign" feature for the ***Mamy Poko*** series that can notify mothers at a glance when diapers need to be changed. At the same time, the Company has changed the design of Baby Mickey and increased the variety of designs in a single package to ten, to make diapers more enjoyable. For ***Mamy Poko Pants***, we adopted a standard Mickey design on both the paper diapers and the packaging. In addition, by printing a Mickey design on the front and back of the paper diapers we succeeded in making changing diapers more enjoyable. The product has features including an absorption zone with enough absorbency to cope with a large volume of urine, and "double air-permeability system" to keep babies' skin dry.

Mamy Poko Pants

Suggested new value for the night-use sanitary napkin market

In recent years, slim napkins have increasingly penetrated the daytime-use napkins market, dominating nearly half of the market in terms of monetary value. It's thought that nearly 60% of the users of slim napkins want to also use it at night. Considering this, Unicharm has produced ***Sofy Body Fit Fuwa Pita Slim Ohi Hi No Yoru Yo***, with a cotton-like feel that users of slim napkins favor. In addition, the Company has adopted a ***Fuwa Pita absorber***, a new shape of absorber that eliminates the gap between the body and the napkin, prevents leakage during night-time, and provides backflow protection. It has also introduced ***Slim Anshin Gather***, side gathers that protect against side leaks. This is a slim napkin, yet it is highly absorbent and comfortable to wear, providing relief during the night-time regardless of the volume of liquid.

Sofy Body Fit Fuwa Pita Slim Ohi Hi No Yoru Yo

A section of extra material in the center of the napkin that snugly fits the body, significantly alleviating any anxiety about leakage

Since its launch in 1995, customers have found the following features of ***Sofy Body Fit*** attractive: 1) a three-dimensional form that fits the body contours of women; and 2) a soft, cotton-like feel. Unicharm has employed a section of extra material in the center of the absorbent sheet by using cushion fiber-processing to make a space between the fibers of the sheet. By improving the absorbent sheet to have "absorbent structure with extra material in the center," the Company has successfully enhanced the way the product fits the body contours and significantly relieved women's anxieties about leakage.

Sofy Body Fit

Suggesting a new way to use panty liners

The market for women's light incontinence care products is a growth market, and the market size has nearly doubled in the past five years. However, the ratio of customers who use products that are exclusively for incontinence is still low at 32%, and the remaining customers, nearly 70%, use substitute products such as sanitary napkins and panty liners. ***Charm Nap Kyusui Sara Fit*** is a new concept, allowing customers to use panty liners to deal with both vaginal discharge and urinary leakage with ease. To improve the comfort of users, the Company has adopted an ultra-thin sheet, about two millimeters thick, that is the right size for the user, in combination with surface material that is tender and soft to the touch, and a dry polymer that has excellent absorbency.

Charm Nap Sara Fit

Further improved the top brand *Superdimensional Mask*

There was a large outbreak of influenza last winter in Japan, and the demand for masks increased significantly. Under such circumstances, ***Unicharm Superdimensional Mask for Colds*** was popular due to its strong moisturizing action provided by its superdimensional structure, and its excellent protection against viruses due to its original high-density nonwoven filter with a three-layer structure. Unicharm made the following improvements to the product to make it more comfortable for customers to wear masks: 1) increased the elasticity of the part that fits around the ear by 22%, compared with the existing product, and eliminated the risk of the product not fitting properly if users wear them more than once; 2) by incorporating a deodorant component (natural ingredients extracted from vegetables) into the part of the mask that comes into contact

with the nose and mouth, odors are prevented from permeating the mask when it is worn; and 3) increased the air-permeability of the mask by 30%, compared with the existing product, allowing users to breathe easily and comfortably when wearing masks.

Three-layer structure (incorporating a high-density nonwoven filter)

1) Sheet for protecting against viruses that are contained in large droplets, such as dust.

2) High-density filter that protects against viruses that are contained in small droplets.

3) Smooth, soft sheet

* Conceptual drawing

Unicharm Superdimensional Mask for Colds

Creating a new category in the kitchen goods market by developing a sheet to preserve the freshness of vegetables

Deterioration in the freshness of vegetables is associated with the three elements of temperature, humidity and respiration. Although users can maintain ideal conditions for preservation by keeping vegetables in refrigerators to deal with the issue of temperature, and use preserving bags to cope with the issue of humidity, until recently there was no method of handling the issue of respiration. Therefore, moisture generated through respiration (the process of transpiration) collected in the preservation bags, which propagated bacteria clinging to vegetables and caused the vegetables to decay. ***Cookup Shakitto Shokkan Sheet*** has a double structure comprised of a "vegetable-side film" and a "moisture-retaining layer." With this structure, excess moisture that transpires from vegetables is absorbed in the lower layer of the "moisture-retaining layer" through a myriad of cone-shaped holes on the "vegetable-side film," and cannot flow back. By using this product, therefore, users can protect vegetables from bacterial propagation and drying out, ensuring that vegetables keep their juiciness and crispy crunch (*shakitto shokkan*) even after one week.

Cookup Shakitto Shokkan Sheet

Driving market growth by launching wet towelettes that come in slim, bottle-type containers.

Wet towelettes that come in bottle-type containers are used in various settings, such as on the dining table or in the living room at home, or outside the home. Therefore, there has been demand for highly-portable wet towelettes. ***Silcot Wet Tissues Handy Wet*** offers both palm-size portability and a one-touch feature enabling the user to pull out sheets with ease. These thick sheets have an soft, airy feel and Unicharm has released refills for the first time, which comes in slim, bottle-type containers, improving eco-friendliness and economic efficiency.

Push a button.
Pop the cap open.
Pull out sheets with one hand.

Silcot Wet Tissues Handy Wet

Overview of business results by segment

Overview of operations (consolidated)

Consolidated net sales for the interim fiscal period under review increased, setting a record high of ¥129 billion, up 6.2% from the previous year. The Company saw a steady rebound in profit, with sales growing as a result of corporate efforts for recovery in quarterly profit, with performance hitting bottom during the fourth quarter of the previous year. Our proactive investment in advertising aimed at brand development pushed operating income to ¥13.5 billion yen (down 7.1% YOY) and ordinary income to ¥14 billion (down 6.4% YOY), both outperforming consolidated earnings forecasts at the beginning of the interim fiscal period under review, while net income was ¥7.7 billion (down 9.3% YOY). Consequently, net income per share fell ¥11.41 YOY to ¥117.13.

The interim dividend will be ¥16, which is an increase of ¥1 YOY. As a result, the year-end dividend including the interim dividend of ¥16 will be increased by ¥2 from the previous year, to ¥32.

Overview of business result by segment (consolidated)

Personal care business (Unit: millions of yen)

	Interim fiscal period under review	Previous interim fiscal period	Increase/decrease	Rate of change
Net sales*	109,412	103,517	5,894	5.7%
Operating income	11,377	12,762	(1,385)	(10.9%)

* Net sales represent sales to external customers.

Net sales from our personal care business for the interim fiscal period under review amounted to ¥109.4 billion, up 5.7% from those of the previous corresponding period. Operating income decreased to ¥11.3 billion by 10.9% or ¥1.3 billion from that of the previous corresponding period.

Baby and child care business

Although the decline in retail prices showed signs of letting up competition intensified further because of a continuous decline in market demand due to a falling birthrate. In the meantime, Material costs also rose, leaving the state of the business environment unclear.

Under these circumstances the Company, as a leading enterprise, is endeavoring to revitalize the market and increase earnings with concentrated measures to promote market penetration and expansion of its pants-type paper diapers, while constantly releasing new products and improving existing products, as well as promoting aggressive marketing initiatives.

In recent years, product development involving consumer participation has been gathering attention. Considering this trend, the Company has rolled out a campaign for ***Mamy Poko*** brand paper diapers in which consumers can vote between nine Disney characters , with the most popular

design being selected as the design for paper diapers and their packaging. The Company also proactively promoted sales of reasonably priced pants in M-size for the ***Mamy Poko Pants*** series in order to facilitate a business shift to value-added pants-type paper diapers. In order to respond to the recent trend of mothers starting to toilet train their children at a later age than in the past, with the average age now being 30 months, Unicharm has released ***Trepanman Big Size*** from the ***Trepanman*** series to boost demand. In addition, the Company has introduced ***Moony Man Oshirifuki*** (baby wipes), a product well-suited to children at varying stages of growth, aiming to expand the market.

Consequently, net sales in the baby and child care business for the interim fiscal period under review increased to ¥51.5 billion, up ¥2.4 billion from the previous corresponding period.

Changes in net sales (millions of yen)
Changes in ordinary income (millions of yen)
Changes in net income (millions of yen)

Feminine care business

The overall domestic market for the feminine care segment remained flat as the target population is declining, reflecting the influence of a falling birthrate and an aging population. Nevertheless, as the sole manufacturer that has a full line-up of sanitary products in Japan, Unicharm has strived to revitalize this market.

In line with a rapidly growing market for comfortable and snug-fitting slim napkins, the Company has focused on increasing sales of ***Sofy Body Fit Fuwa Pita Slim***. By developing and adopting a ***Fuwa Pita absorber***, a section of extra material in the center of the product that fits female body contours, Unicharm was able to provide products that absorb menstrual flow regardless of the volume, while providing a pleasant fit, and created a premium-type napkin category for daytime use. In September, the Company introduced S***ofy Body Fit Fuwa Pita Slim Ohi Hi No Yoru Yo*** that have a cotton-like feel and a new type of ***Fuwa Pita absorber*** that offers backflow protection. From the panty liner category, the Company has launched a ***Sofy Panty Liner Zero-Taikan Relax Aroma no Kaori*** and established a new position in the panty liner market.

In addition, the Company has strived to disseminate correct information on feminine care products through various initiatives, such as activities to promote the usage of sanitary tampons that have excellent features, advertisements to provide information on how to use sanitary tampons at every life stage and rolling out a campaign where consumers can actually try out the tampons. Through these activities, Unicharm, as a domestic feminine product manufacturing company, managed to secure the top share in the domestic feminine care products market, as well as achieving the best brand loyalty.

As a result, net sales in the feminine care business for the interim fiscal period under review increased by ¥800 million to ¥29.8 billion compared with the previous corresponding period.

Health care business

Despite intense competition in this growth market and amid a super-aging population where the percentage of people over 65 has reached 20%, the Company's healthcare business in Japan grew faster than the market did.

Given a super-aging population and revisions to the elderly care insurance system, there is an expectation to provide "incontinence care that helps maintain the remaining abilities of the care receivers and alleviates the mental stress of caregivers" and "incontinence care that takes into account the peculiar characteristics of dementia patients." Under such circumstances, the Company has segmented the market into smaller sections of ADL (Activity of Daily Living), launching new products suitable for each segment, and offering better incontinence care for care receivers to help them maintain their independence and dignity and alleviate their mental stress. By doing this, the Company has increased sales.

In the care products market for severe incontinence, Unicharm has released an improved product to help the bedridden rise from their beds. It has also released an improved product with extra absorbency. In addition, the Company launched ***Nyotori Pads*** exclusively for dementia patients and those capable of sitting and standing with assistance.

In the light incontinence care market where two-digit growth is being sustained, the Company has promoted a shift to exclusive products for incontinence care by taking advantage of the popular ***Charm-Nap*** brand. In addition, the Company has renewed the packages of these products to help consumers to better understand "comfort with strong absorbency" which is a characteristic of the products.

Moreover, Unicharm is trying to enhance the brand value through the ***Lifree Iki-Iki Hotline*** service and the ***Iki-Iki Life*** business.

Changes in total assets/shareholders' equity (millions of yen)

Total assets Shareholders' equity

Changes in net income per share (yen)

Changes in shareholders' equity per share (yen)

Clean & fresh business

Unicharm is striving to provide household cleanliness, relief and freshness to its customers via products developed with its core technologies in nonwoven fabric and absorbent materials. As part of this effort, it has sought to expand sales by enhancing its lineup through the launch of ***Silcot Wet Tissues Handy Wet***, the first-in-the-industry wet toweletts that come in a slim, bottle-type

containers with a one-push-open feature. The Company has also released ***Cookup Shakitto Shokkan Sheet***, a product developed utilizing the technology of nonwoven fabric for use in regular households to preserve the freshness of vegetables. By introducing this innovative sheet, which allows users to enjoy the fresh texture of vegetables even after one week by simply laying the product under the vegetables when keeping them in plastic bags in the refrigerator, the Company has proposed a new way to preserve food and created a new market segment.

For ***Wave Pyu-Pyutto Mop***, a new type of spray-type floor mop that allows users to easily wipe large expanses, the Company has rolled out a cash-back campaign during the summer, when people often wipe the floors of their houses with floor cloths. Through this campaign, the Company sought to expand the market for sheet cleaners and created new demand.

Pet care business (Unit: millions of yen)

	Interim fiscal period under review	Previous interim fiscal period	Increase/decrease	Rate of change
Net sales*	14,284	12,609	1,675	13.3%
Operating income	1,675	1,205	470	39.1%

* Net sales represent sales to external customers.

Sales in the pet care segment during the interim fiscal period under review increased 13.3% YOY to reach ¥14.2 billion, and operating income rose ¥400 million to ¥1.6 billion.

The Pet Care Business is operated by Unicharm PetCare Corporation, a consolidated subsidiary of the Company. In the pet food segment, efforts were made to enhance and promote sales of products in differentiated categories, such as gourmet pet foods ***Aiken Genki Ginno-Sara*** and ***Neko Genki Ginno-Spoon***, as well as ***Aiken Genki for dogs over 11 years of age***, ***Gains Pakkun for dogs over 11 years of age*** and ***Neko Genki for cats over 11 years of age***, suitable for the increasing number of dogs and cats that are advanced in age. In addition, the Company newly released **Unicharm Pet Care Supplement** to support pet health more proactively.

In the pet toiletries category, Unicharm has sought to more effectively market an improved lineup of products that cater to recent needs resulting from an increase in keeping pets indoors. This product category includes ***Deo-Sheet*** for dogs, ***One-Week Disinfectant Super Deo-Sheet*** for cats and "disposable diapers for pets" to respond to increasing needs for taking care of incontinent, aging pets.

Other business (Unit: millions of yen)

	Interim fiscal period under review	Previous interim fiscal period	Increase/decrease	Rate of change
Net sales*	5,393	5,423	(30)	(0.6%)
Operating income	507	616	(109)	(17.7%)

* Net sales represent sales to external customers.

Sales in other business segments for the interim fiscal period under review amounted to ¥5.3 billion, down 0.6% YOY, and operating income amounted to ¥500 million yen.

In the food-wrapping materials business, catering to supermarkets and other related outlets, the Company focused on expanding sales of a tray mat ***Fresh Master*** and professional-quality ***Wave***, products developed by utilizing the Company's technologies in nonwoven fabric and absorbent materials.

Changes in return on equity (ROE) (%)
Changes in shareholders' equity to total assets (%)
Changes in dividend per share (yen)

Strongly promoting overseas business

Unicharm is striving to enhance the growth capabilities of the personal care business in Asian markets and to become the Life Support Industry with the No.1 corporate value in Asia by providing the 2 billion people who live in Asia with the world's first and best products and services that will provide them with comfort and excitement.

Starting with the establishment of an overseas subsidiary in Taiwan in 1984, the Company now has subsidiaries and affiliates in 12 countries; 10 countries in East Asia, Saudi Arabia and the Netherlands. Unicharm has been accelerating the expansion of business bases, especially in markets in East Asia, striving to become a category champion with the focus on the ***Sofy*** brand in the feminine care product segment and the ***Mamy Poko*** brand in the baby and child care product segment.

Overseas subsidiaries of Unicharm

Mongolia, South Korea, People's Republic of China, Taiwan, Vietnam, The Philippines, Thailand, Malaysia, Singapore and Indonesia

Other regions

The Netherlands and Saudi Arabia

Maintaining high growth by achieving an increase in net sales of 19% YOY

Net sales in overall overseas businesses increased by ¥4.8 billion to ¥31.1 billion, up 19% YOY compared with the previous corresponding period, and net sales by our foreign subsidiaries and affiliates now account for as much as 24% of the total consolidated net sales. Operating income decreased by ¥300 million to ¥1.6 billion, down 16% YOY from the previous corresponding period as a result of the company's proactive investment in marketing initiatives targeting sales expansion in the growth markets, with the focus on the main countries in Asia, where the Company operates, which has successfully contributed to an upward trend from the second half of the previous year. In China, our sales of baby paper diapers increased significantly, driving the country to the number one position in terms of sales by country for the first time in the interim fiscal period under review. In addition, the Company was able to maintain high growth in the ASEAN countries including Thailand, Indonesia and Malaysia.

By country and region	Baby and child care	Feminine care	Health care	C&F	Production	Sales
China	*	*			*	*
Taiwan	*	*	*	*	*	*
South Korea	*	*			*	*
Thailand	*	*	*		*	*
Indonesia	*	*			*	*
Malaysia	*	*				*
Singapore	*	*				*
Vietnam		*				*
Mongolia	*	*				*
The Philippines	*					*
Saudi Arabia	*					
The Netherlands	*		*		*	

The Company has established a technical tie-up for production of baby and child care products in Saudi Arabia.
In the Netherlands, the Company has established a technical tie-up for production of baby and adult-use pants-type paper diapers.

Overview of business result by segment

Baby and child care business

In East Asia, Unicharm continued to expand sales of premium brand ***Mamy Poko*** products while accelerating the market growth in each country where the Company operates by continuing proactive sales and marketing initiatives, driving the growth of the overall overseas business. In Thailand, notably, the Company successfully acquired a market share of nearly 60%. In Indonesia, it was able to secure a dominant share in the category of pants-type diapers by introducing a pants-type paper diaper ***Mamy Poko Pants***, increasing the total market share in the country. The Company also expanded the market share steadily in Malaysia. In China, where the market is rapidly expanding, Unicharm proactively marketed new products with enhanced product strength, which expanded sales substantially.

Feminine care business

In East Asian countries where the Company operates, new night-use sanitary napkins with sophisticated features drove earnings, expanding sales in each country. In Taiwan and Thailand the Company firmly secured the top market share. In addition, it expanded the market share in China by enhancing its competitive edge in new night-use sanitary napkins and panty liners, successfully regaining the top market share throughout the country.

Health Care business

In Taiwan, Unicharm acquired the third largest share by enhancing sales activities. In Thailand, where the Company released ***Lifree*** brand products in 2003, after they had been released in Taiwan, it expanded the market share favorably and acquired the second largest market share. Especially

in Bangkok, which is its focus area, it enhanced sales marketing promotion and accelerated the market penetration. Elsewhere, sales of pants-type paper diapers increased favorably, especially in Europe.

Clean & fresh business

In the clean & fresh business segment in Asia, the Company sells ***Wave*** brand products, which propose a new way of cleaning, in Taiwan. Sales of ***Swiffer Dusters***, incorporating the ***Wave*** sheet technology licensed from Unicharm and marketed in North America and Europe by Procter & Gamble, are expanding favorably, contributing to improved royalty revenue for the Company.

Prospects for Fiscal 2006

For its overseas market, Unicharm will accelerate the expansion of the night-use napkins, primarily through the ***Sofy*** brand of its feminine care business, in Asian countries where the Company is focusing its business development. In the baby and child care business, the company will continuously endeavor to improve the brand awareness of ***Mamy Poko*** through proactive marketing development. In ASEAN countries, the Company will aggressively promote the shift to pants-type paper diapers. In the healthcare segment, it will seek to build a third pillar for its overseas business by actively marketing its ***Lifree*** brand in Taiwan and Thailand.

Prioritized measures in the main countries where the Company focuses on business development

China

As in the previous year, Unicharm will aim for higher growth in China. In the feminine care business segment, the Company will further enhance the ***Sofy*** brand, which has already acquired the top market share in the urban area, as well as promote market penetration in the provincial cities as well. In addition, Unicharm will aim to achieve business growth that outpaces the market by enhancing the product strength of premium-type night-use napkins and slim napkins. In the baby and child care business, we will strive to emphasize the fact that our products have different features for boys and girls, something that our competitors do not offer, as well as continuing to invest in advertising to disseminate correct information about products to consumers. Through these efforts, we will consolidate the positioning of the premium brand ***Mamy Poko*** and will work toward further expanding market share.

Indonesia

Unicharm will strive to achieve business growth that outpaces the market through product differentiation and enhancement of sales channels. In the feminine care business, we will work to

expand the market by enhancing the product strength of night-use napkins. In the baby and child care business, where double-digit growth continues, the Company will work to further increase their top market share, by enhancing product strength. For tape-type paper diapers, the Company will enhance product strength and will release a product in XXL-size to expand the market and improve brand value.

Thailand

Unicharm will strive to achieve further growth by enhancing the brand power of each product and accelerating market expansion. In the feminine care business, we will continue to propose new value to achieve market expansion and business growth. To facilitate the market expansion, we will enhance the product strength of night-use napkins by adding state-of-the-art features to prevent leakage. For the panty liner segment, the Company will expand sales of products which have enhanced basic features to achieve further growth. In the baby and child care business, the Company will seek further increases in sales of pants-type paper diapers by enhancing the product strength of the ***Mamy Poko*** brand, which is overwhelmingly the top brand and launching a product in M-size for that series. In the healthcare business, we will reinforce over-the-counter promotion activities utilizing care advisors to facilitate expansion of sales of pants-type paper diapers, in addition to proposing the use of sub-pads in combination with tape-type pants-type paper diapers, which will help expand the market for sub-pads.

Taiwan

Amid an increasingly maturing market, the Company will help to differentiate the product by creating brand values. In the feminine care business, we will reinforce the features of night-use napkins to acquire the dominant share in the night-use napkin category and improve earnings capabilities. In the baby and child care business, Unicharm will promote marketing activities for the ***Mamy Poko*** brand to strengthen its profitability. In the healthcare business, despite an increasing aging population and a declining birth rate, the Company will endeavor to propose new values over-the-counter, leveraging product development of its full line-up. In the clean and fresh business, Unicharm will release ***Allergen Care Wave*** to increase the sales of sheet cleaners.

Financial highlights

Consolidated Balance Sheet

(Unit: millions of yen)

	Interim Consolidated Fiscal Period under Review (as of September 30, 2005)	Previous Interim Consolidated Fiscal Period (as of September 30, 2004)	Previous Consolidated Fiscal Year (as of March 31, 2005)
(Assets)			
Current assets	**117,530**	**91,951**	**104,657**
Cash and deposits	63,864	32,382	46,358
Notes and accounts receivable	28,155	26,963	29,076
Marketable securities	8,052	16,705	11,914
Inventories	12,896	11,595	12,072
Other current assets	4,674	4,443	5,362
Allowance for bad debts	(113)	(138)	(127)
Fixed assets	**107,615**	**114,866**	**110,707**
Tangible fixed assets	**72,648**	**76,174**	**72,798**
Buildings and other structures	22,085	23,577	22,361
Machinery, equipment and vehicles	37,589	37,462	38,615
Land	10,048	11,547	9,930
Construction in progress	1,560	2,622	511
Other tangible fixed assets	1,365	965	1,379
Intangible fixed assets	**2,104**	**2,579**	**2,337**
Investments and other assets	**32,863**	**36,112**	**35,571**
Investment securities	28,726	27,769	28,745
Other investments	4,999	9,361	7,791
Allowance for bad debts	(862)	(1,018)	(964)
Total Assets	**225,146**	**206,818**	**215,365**

Current assets increased by ¥12.8 billion due primarily to an increase in cash and deposits of ¥17.5 billion and a decrease in marketable securities of ¥3.8 billion. Tangible fixed assets decreased by ¥100 million mainly because land and construction in progress increased by ¥100 million and ¥1.0 billion, respectively, offset by decrease in machinery, equipment and vehicles of ¥1.0 billion. Investment and other assets decreased by ¥2.7 billion, due mainly to a decrease in directors' reserve insurance. As a result, total assets increased by ¥9.7 billion to ¥225.1 billion.

(Unit: millions of yen)

	Interim Consolidated Fiscal Period under Review (as of September 30, 2005)	Previous Interim Consolidated Fiscal Period (as of September 30, 2004)	Previous Consolidated Fiscal Year (as of March 31, 2005)
(Liabilities)			
Current liabilities	**63,004**	**60,577**	**59,745**
Notes and accounts payable	25,092	23,613	23,856
Short-term bank loans	8,131	6,306	5,903
Current portion of corporate bonds	-	1,000	1,000
Accrued expenses	17,627	18,382	19,889
Accrued corporate income tax	5,282	4,807	2,846
Reserve for bonus payment	3,149	3,352	2,963
Other current liabilities	3,722	3,115	3,286
Long-term liabilities	**9,963**	**8,573**	**8,776**
Long-term debt	223	448	344
Provision for severance benefits	5,002	4,474	4,845
Provision for Directors' severance bonus	1,100	1,147	1,178
Other long-term liabilities	3,635	2,502	2,408
Total liabilities	**72,967**	**69,150**	**68,522**
Minority interests	**1,0214**	**7,369**	**9,146**
(Shareholders' equity)			
Common stock	**15,992**	**15,992**	**15,992**
Additional paid-in capital	**18,590**	**18,590**	**18,590**
Retained earnings	**121,596**	**109,166**	**114,411**
Land revaluation difference	**(309)**	**(1,904)**	**(309)**
Unrealized gains on available-for-sale securities	**5,313**	**3,377**	**3,934**
Foreign currency translation adjustment	**(2,119)**	**(2,809)**	**(2,799)**
Treasury stocks	**(17,099)**	**(12,116)**	**(12,123)**
Total shareholders' equity	**141,964**	**130,297**	**137,696**
Total liabilities, minority interests and shareholders' equity	**225,146**	**206,818**	**215,365**

Current liabilities increased by ¥3.2 billion due mainly to increases in notes and accounts payable, short-term bank loans and accrued corporate income tax of ¥1.2 billion, ¥2.2 billion and ¥2.4 billion, respectively, while current portion of corporate bonds decreased by ¥1.0 billion. Shareholders' equity increased by ¥4.2 billion to ¥141.9 billion mainly because retained earnings increased by ¥7.1 billion and treasury stocks increased by ¥4.9 billion.

Consolidated Statement of Income

(Unit: millions of yen)

	Interim Consolidated Fiscal Period under Review (April 1 – September 30, 2005)	Previous Interim Consolidated Fiscal Period (April 1 – September 30, 2004)	Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005)
Net sales	**129,090**	**121,550**	**246,050**
Cost of sales	**72,974**	**67,514**	**137,341**
Gross profit	56,116	54,035	108,709
Selling, general and administrative expenses	**42,548**	**39,430**	**81,424**
Operating income	13,567	14,605	27,284
Non-operating income	**947**	**916**	**1,639**
Interest received	184	168	331
Dividends received	94	53	175
Other non-operating income	668	694	1,133
Non-operating expenses	**458**	**498**	**945**
Interest paid	123	153	315
Sales discount	253	216	457
Other non-operating expenses	81	128	173
Ordinary income	14,056	15,023	27,978
Extraordinary profit	**906**	**3,945**	**5,627**
Extraordinary loss	**498**	**3,589**	**5,009**
Income before taxes and other adjustments	**14,464**	**15,380**	**28,597**
Corporate income tax, inhabitant tax and business tax	5,557	4,582	7,984
Adjustments on corporate income tax, etc.	**260**	**1,419**	**2,663**
Minority interests in net income	893	833	1,567
Net income	**7,751**	**8,544**	**16,381**

Extraordinary profit mainly consists of gains on sales of investment securities of ¥800 million and gains on sales of fixed assets of ¥20 million. Extraordinary loss is primarily comprised of losses on disposal of fixed assets of ¥200 million and sales promotion expense for the past fiscal year of ¥100 million.

Consolidated Statement of Cash Flows (Unit: millions of yen)

	Interim Consolidated Fiscal Period under Review (April 1 – September 30, 2005)	Previous Interim Consolidated Fiscal Period (April 1 – September 30, 2004)	Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005)
Cash flows from operating activities	18,397	8,978	20,607
Cash flows from investing activities	(6,857)	(7,990)	(8,437)
Cash flows from financing activities	(4,565)	466	(207)
Currency translation effect on cash and cash equivalents	145	(5)	(37)
Increase in cash and cash equivalents	7,118	1,448	11,925
Amount of cash and cash equivalents outstanding at beginning of period	56,359	44,434	44,434
Amount of cash and cash equivalents outstanding at end of period	63,849	45,882	56,359

Cash flows from operating activities increased by ¥9.4 billion from the previous corresponding period to ¥18.3 billion. Net income before income tax and other adjustments was ¥14.4 billion and depreciation expense was ¥6.1 billion. Cash flows from investing activities turned to a negative ¥6.8 billion. Capital expenditures increased to ¥7.8 billion, up ¥0.8 billion from the previous period. The main capital expenditures included equipment additions to support the Company's business expansion abroad, introducing new equipment to boost new products in its core businesses in Japan, and equipment renovations to support product improvements. Cash flows from financing activities turned to a negative ¥4.5 billion due primarily to the acquisition of ¥4.9 billion worth of treasury stocks. As a result, the outstanding balance of cash and cash equivalents as of the end of the interim fiscal period under review amounted to ¥63.8 billion, up ¥7.4 billion from the previous year-end.

Non-consolidated Balance Sheet (Unit: millions of yen)

	Interim Consolidated Fiscal Period under Review (as of September 30, 2005)	Previous Interim Consolidated Fiscal Period (as of September 30, 2004)	Previous Consolidated Fiscal Year (as of March 31, 2005)
(Assets)			
Current assets	77,758	67,415	72,961
Fixed assets	62,640	69,287	66,922
Tangible fixed assets	6,937	9,612	6,935
Intangible fixed assets	1,999	2,415	2,284
Investments and other assets	53,704	57,259	57,702
Total Assets	**140,399**	**136,702**	**139,884**
(Liabilities)			
Current liabilities	23,988	25,453	24,414
Long-term liabilities	6,721	6,454	6,664
Total liabilities	**30,710**	**31,907**	**31,078**
(Shareholders' equity)			
Common stocks	15,992	15,992	15,992
Additional paid-in capital	18,590	18,590	18,590
Retained earnings	87,244	80,871	82,751
Land revaluation difference	(309)	(1,904)	(309)
Revaluation difference of investment securities	5,289	3,360	3,903
Treasury stocks	(17,099)	(12,116)	(12,123)
Total shareholders' equity	**109,688**	**104,795**	**108,805**
Total liabilities and shareholders' equity	**140,399**	**136,702**	**139,884**

Non-consolidated Statement of Income (Unit: millions of yen)

	Interim Consolidated Fiscal Period under Review (April 1 – September 30, 2005)	Previous Interim Consolidated Fiscal Period (April 1 – September 30, 2004)	Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005)
Net sales	**80,908**	**83,346**	**165,132**
Cost of sales	50,351	52,942	104,898
Gross profit	30,557	30,403	60,234
Selling, general and administrative expenses	24,790	24,172	49,875
Operating income	**5,766**	**6,231**	**10,358**
Non-operating income	2,746	2,306	4,563
Non-operating expenses	84	80	147
Ordinary income	**8,428**	**8,457**	**14,775**
Extraordinary profit	853	2,215	3,411
Extraordinary loss	1,366	3,264	5,298
Income before tax	**7,915**	**7,407**	**12,888**
Corporate income tax, inhabitant tax and business tax	2,997	1,898	2,252
Adjustments on corporate income tax, etc.	(642)	546	1,200
Net income	**5,560**	**4,962**	**9,434**

Unicharm's CSR promotion Vol.4

Unicharm will aim to become a company that continues to work faithfully for society and facilitates the further practicing of CSR.

Highlight of the Company's CSR activities in the interim fiscal period under review:

- Established a CSR Committee
- Strengthened the quality assurance system: Unicharm obtained IQNet9004 Certificate.
- Promoted an environmentally-friendly system: Group companies (Kokko Paper Manufacturing Co., Ltd. and Unicare Co., Ltd.) obtained ISO14001 Certificate.
- Enhanced corporate ethics: Unicharm distributed "The Unicharm Way" to employees and conducted a questionnaire on ethics.

Since the establishment of the CSR Department in 2003, Unicharm has been working on product safety, quality assurance, environmental protection and compliance with ethics laws, with CSR specializing in the core businesses as the priority issue. In order to promote activities in other domains, the Company established a CSR Committee in April 2005. This committee will serve as a company-wide organization and we will expand the domains where we will focus our efforts cross-departmentally.

As part of promoting a quality assurance system, the Company obtained IQNet9004 Certificate, to add to the auditing system based on ISO9001. As it is difficult to quantify the effect of quality management, the Company developed a scheme to accurately assess improvements to the actual conditions shown in IQNet9004, using figures and graphs. In terms of environmental promotion, Kokko Paper Manufacturing Co., Ltd. and Unicare Co., Ltd., two of the Company's subsidiaries, obtained ISO14001 Certificate, as part of our efforts to reduce the environmental burden on the entire business.

Through the Corporate Ethics Office, the Company strived to promote corporate ethics by establishing a consulting service and formulating behavioral guidelines, and distributed "The Unicharm Way" to employees in April 2005, in an effort to promote corporate philosophy and ethics. In addition, it conducted a questionnaire on corporate ethics to assess the level of awareness of employees and based on such questionnaire the Company has been planning ethical education to raise the awareness of each employee.

In June 2005, Unicharm published the CSR Report 2005. In order to facilitate understanding on Unicharm's CSR activities, it consolidated the company brochure and expanded the details of CSR activities in the business. In addition, the company will establish opportunities to listen to the opinions of stakeholders regarding this report, and will reflectsuch opinions in the next issue of the CSR Report.

The details of the CSR activities appear in "The CSR Report 2005."

- Contact address to request a copy of the report:

  Telephone: +81 3 3449 3571 (Environmental Protection Promotion Office in the CSR Department)

  http://www.ecohotline.com/ (CSR report request website "eco hotline")
- PDF Download site: http://www.unicharm.co.jp/eco

CSR stands for Corporate Social Responsibility

Introduction of new products

— The following products represent some of the new products we released in the past six months, focusing on the new products that were launched this autumn.

Baby and child care products

New releases

Mamy Poko ***Mamy Poko Pants***

For ***Mamy Poko*** and ***Mamy Poko Pants***, Unicharm has adopted Donald Duck and Baby Donald designs for packaging and spot designs on paper diapers as a limited time offer.

Product improvement

Moony Man L-Size, Big-Size

Unicharm has newly adopted ***Funwari Touch Gather***. This has allowed each gather of the product to comfortably fit the contours around babies' abdomens, and achieved a soft, natural and comfortable fit.

Feminine care products

Product improvement

Sofy Body Fit with Wings/without Wings

Using Cushion Fiber Processing to create spaces between the fibers of absorber sheets, Unicharm has improved absorbers so that they have a section of extra material in the center. As a result, this gives a more comfortable fit and provides better reassurance that there will be no leakage.

New releases

Sofy Body Fit Fuwa Pita Slim Ohi Hi No Yoru Yo

The product provides a cotton-like feel and has a new type of ***Fuwa Pita absorber*** that snugly fits into the space between the body and the napkin, which is where leakage occurs during sleep, and provides back-flow protection and comfort. Although this is a slim-type napkin, it provides relief during sleep regardless of how heavy the menstrual flow is.

Health care products

Product improvements

Unicharm Superdimensional Mask

Unicharm Superdimensional Mask for Colds was further improved and a new deodorant feature

and better air-permeability feature were added. In addition, the elasticity of the ear part of the mask used for colds and pollen were both increased by 22% compared with the Company's existing products, significantly improving the fitting.

New releases

Charm-Nap Kyusui Sara Fit

Dry polymers that have excellent absorbency are used for this panty liner, enabling users to deal with both vaginal discharges and urinary leakage, and providing them with comfort.

Clean & fresh products

New releases

Cookup Shakitto Shokkan Sheet

Users are able to keep vegetables fresh by simply laying the product under them, as the sheet absorbs only excess moisture that exudes from vegetables and prevents the propagation of bacteria and stops the vegetables from drying out.

New releases

Silcot Wet Tissues Handy Wet

These are wet towelettes that come in slim, bottle-type portable containers that have a one-push-open feature.

Pet care products

New releases

Aiken Genki Sozai No Chikara for adult dogs nearly 1 year old or over

This is a new type of dog food developed with the focus on the raw materials that are the base of dog food, providing a healthy and balanced mix of the six important ingredients of meat, grain, vegetables, fruits, seaweed and dairy products.

Product improvements

One Week Disinfectant Deo-Toilet (main unit with hood part)

One Week Disinfectant Deo Toilet, a popular system toilet to dispose of cat excrement, was improved by adding a hood to the main unit (toilet) in order to protect the living room, if the product is installed indoors.

Corporate Data

Stock Information (as of September 30, 2005)

Authorized number of shares: 196,390,411 shares

Aggregate number of shares issued and outstanding: 68,981,591 shares

Number of shareholders: 21,677

Major shareholders (top 10 shareholders)

	The status of investment in the Company	
	Number of shares held (thousand shares)	Percentage of total shares held
Unitec Co., Ltd.	12,368	17.93%
Takahara Kosan K.K.	3,418	4.96%
The Master Trust Bank of Japan, Ltd. (Trust account)	3,304	4.79%
The Chase Manhattan Bank N.A., London	3,280	4.76%
Takahara Kikin, Inc	3,120	4.52%
Investors Bank, Ltd.	2,430	3.52%
Japan Trustee Service Bank, Ltd. (Trust account)	2,304	3.34%
Nippon Life Insurance Company	1,934	2.80%
The Hiroshima Bank, Ltd.	1,920	2.78%
The Iyo Bank, Ltd.	1,699	2.46%

Note: The number of shares is rounded down to the nearest thousand shares. Although the Company owns 3,610,116 shares of treasury stocks, they are not listed in the table above.

Corporate profile (as of September 30, 2005)

Corporate name	Unicharm Corporation
English name	Unicharm Corporation
Established	February 10, 1961
Capitalization	¥15,992 million
Location of head office	182 Shimobun Kinsei-cho, Shikoku Chuo City, Ehime Prefecture
Location of headquarters	25-23, Takanawa 3-chome, Minato-ku, Tokyo
Number of employees	1,021 (5,440 including employees of Group companies)
Stock listing	the first section of the Tokyo Stock Exchange
Description of main businesses	Manufacturing and sale of baby and child care products, feminine care products, health care products, cosmetic powder puffs, household products, food-wrapping materials and industrial materials.

Stock quotation chart (yen)

Board of directors and corporate auditors (as of September 30, 2005)

Chairman of the Board	Keiichiro Takahara
President and Chief Executive Officer	Takahisa Takahara
Director	Takaaki Okabe
Director	Kennosuke Nakano
Director	Shinji Mori
Director	Eiji Ishikawa
Internal Corporate Auditor	Shigeki Maruyama
Internal Corporate Auditor	Tsuyoshi Miyauchi
Corporate Auditor	Masahiko Hirata
Corporate Auditor	Haruhiko Takenaka

Note: Corporate Auditors, Masahiko Hirata and Haruhiko Takenaka, are external auditors specified in Section 18-1 of the Law on the Special Provisions of the Commercial Code Concerning Audits.

Executive officers (as of September 30, 2005)

President and Chief Executive Officer	Takahisa Takahara
Senior Executive Officer	Takaaki Okabe
Senior Executive Officer	Kennosuke Nakano
Senior Executive Officer	Shinji Mori
Senior Executive Officer	Eiji Ishikawa
Senior Executive Officer	Norizumi Yoshihara
Deputy Executive Officer	Takamitsu Igaue
Executive Officer	Shinya Takahashi
Executive Officer	Katsuhiko Sakaguchi
Deputy Executive Officer	Tadashi Mukai
Deputy Executive Officer	Yoshihiro Miyabayashi
Deputy Executive Officer	Norio Nomura
Deputy Executive Officer	Kazuhira Ikawa
Executive Officer	Shigeo Moriyama
Executive Officer	Masakatsu Takai
Executive Officer	Yukihiro Kimura
Deputy Executive Officer	Osamu Satomura
Deputy Executive Officer	Hironori Nomura
Deputy Executive Officer	Hidetoshi Yamamoto
Executive Officer	Itsumi Matsuoka

Results of questionnaire to shareholders

In order to facilitate communication with shareholders, Unicharm asked them to answer a questionnaire in the Forty-Fifth Business Report. We truly appreciate the many responses that we received. We will incorporate the shareholder's valuable comments in our editorial policy, IR initiatives, product development and management in the future.

Regarding the questionnaire to shareholders, the top reason for purchasing our shares remained the same as last time and was, "the Company has potential for growth." In the meantime, the number of shareholders who answered, "the Company's management is stable" increased and recaptured second place, while "recommendation of securities companies," which significantly increased last time, fell by almost half, and dropped to sixth place. Shareholders who answered they were, "regular users of Unicharm's products" considerably increased to the third place, with 13.3%, followed by those who replied, "checking references such as stock price and stock quotation chart," and those who chose, "the shareholders benefit program is appealing" slightly decreased to 9%.

In this interim business report, we have described our strategy for the overseas business, which is serving to drive our growth strategy, in the main countries where we focus our business development, based on the findings of the questionnaire. In addition, we have featured product development, which is the core of our business strategy. We would appreciate it if you would look at our products over the counter and find them appealing.

We are hoping to communicate with our shareholders closely and continuously. To this end, we have enclosed a postcard with a questionnaire in this interim business report. We thank you for your time and consideration.

Comments and feedback (compilation of responses)

Reason for purchasing Unicharm's shares (multiple answers allowed)

	This time	Previous time
Unicharm has potential for growth	31.0%	33.0%
Unicharm's management is stable	15.4%	14.5%
Regular user of Unicharm's products	13.3%	8.1%
Checking references such as stock price and stock quotation chart	12.0%	5.4%
Unicharm's shareholders' benefit program is appealing	9.0%	10.9%
Recommendation of securities companies	7.7%	15.6%
The dividend is attractive	4.3%	6.3%
In favor of Unicharm's management policy	4.2%	3.6%
Others	3.1%	2.7%

Comments on the business report

	Easy to understand	No opinion	Hard to understand
To our shareholders	70.8%	27.7%	1.5%
Achieving further growth through value-added products and market initiating products	61.6%	35.1%	3.3%
Strongly promoting overseas businesses	58.3%	39.2%	2.5%
Overview of business result by segment	61.3%	36.3%	2.3%
Financial highlights	50.6%	44.9%	4.5%
CSR promotion of Unicharm	48.3%	45.8%	5.9%
Introduction of new products	77.9%	20.6%	1.6%

Website information

Unicharm has been proactively disclosing information via its website, which includes full IR information, such as financial information and the latest IR news. In addition, the Company updates the contents on its web pages, including product information on an as-needed basis.

http://www.unicharm.co.jp/

Shareholder information

Fiscal year end	March 31 (annually)
General shareholders' meeting	June
Ex dividend date (year-end dividend)	March 31
Ex dividend date (interim dividend)	September 30
Date of record	March 31 Other information will be announced in advance as the need arises.
Means of publishing announcements	Announcements will be published on the Company's website (http://unicharm.co.jp/ir/)
Stock transfer agent	Japan Securities Agents, Ltd.
Stock handling office	Japan Securities Agents, Ltd. Head Office 1-2-4 Kayaba-cho Nihonbashi, Chuo-ku, Tokyo
Mailing address/inquiries	Agency Department of Japan Securities Agents, Ltd. 2-8-18 Shiohama, Koto-ku, Tokyo 137-8650 (To request a change of address form): toll-free 0120 707 842 (For other inquiries): toll-free 0120 707 843 Requests for forms related to shareholding are accepted on the website. Japan Securities Agents, Ltd: http://www.jsa-hp.co.jp/name/index.html (Some of the forms can be printed out on your personal computer.)
Agents	Branches of Japan Securities Agents, Ltd.

INTERIM REPORT

46th Interim Period (April 1 - September 30, 2005)

UNICHARM CORPORATION

46th Period: Interim report for April 1 - September 30, 2005

INTERIM REPORT

1. This is a hard-copy report that reproduces the Interim Report submitted on December 16, 2005 via the Electronic Disclosure for Investors' Network (EDINET) complying with Article 27-30-2 of the Securities and Exchange Law. A table of contents and some additional pages have been added.
2. The Interim Reports of Independent Auditors attached to the Interim Report which were submitted through the above method are on file at the end of this document.

UNICHARM CORPORATION

TABLE OF CONTENTS

[FRONT PAGE]

[Document Submitted]	Interim Report
[Submitted to]	Director General, Kanto Region Finance Bureau
[Date Submitted]	December 16, 2005
[Interim Fiscal Period]	46th Interim Period (April 1, 2005 through September 30, 2005)
[Corporate Name]	Unicharm Kabushiki Kaisha
[Corporate Name in English]	Unicharm Corporation
[Name and Title of Head Corporate Representative]	Takahisa Takahara, President and Chief Executive Officer
[Location of Head Office]	182 Shimobun, Kinsei-cho, Shikoku-Chuo City, Ehime-ken (This is the registered domicile of the Company. Actual head office operations are being conducted at the following location: Keikyu No. 2 Building 3-25-23 Takanawa, Minato-ku, Tokyo)
[Telephone Number]	+81-3-3447-5111 (main switchboard)
[Name of Contact Person]	Norizumi Yoshihara, Senior Executive Officer
[Nearest Location of Contact]	Keikyu No. 2 Building 3-25-23 Takanawa, Minato-ku, Tokyo
[Telephone Number]	+81-3-3447- 5111 (main switchboard)
[Name of Contact Person]	Norizumi Yoshihara, Senior Executive Officer
[Locations at which Document is Made Available for Public Inspection]	Unicharm Corporation Head Office (Tokyo Branch) (Keikyu No. 2 Building 3-25-23 Takanawa, Minato-ku, Tokyo) Unicharm Corporation Osaka Branch (Central Shin-Osaka Building 4-5-36 Miyahara, Yodogawa-ku, Osaka) Tokyo Stock Exchange (2-1 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

Part 1 [Corporate Information]

Section 1 [General Status of the Company]

1. [Trends in Key Business Indicators, etc.]

(1) Consolidated Business Indicators, etc. pertaining to the Latest Three Interim Fiscal Periods and the Latest Two Fiscal Years

Period	44th Interim Period	45th Interim Period	46th Interim Period	44th Fiscal Year	45th Fiscal Year
Fiscal Period	April 1 - September 30, 2003	April 1 - September 30, 2004	April 1 - September 30, 2005	April 1, 2003 - March 31, 2004	April 1, 2004 - March 31, 2005
Net Sales (Millions of Yen)	116,226	121,550	129,090	240,109	246,050
Ordinary Income (Millions of Yen)	15,713	15,023	14,056	31,120	27,978
Interim Net Income (Millions of Yen)	8,168	8,544	7,751	16,239	16,381
Shareholders' Equity (Millions of Yen)	116,254	130,297	141,964	123,708	137,696
Total Assets (Millions of Yen)	194,233	206,818	225,146	209,002	215,365
Shareholders' Equity per Share (Yen)	1,748.83	1,960.14	2,171.66	1,858.63	2,069.30
Interim Net Income per Share (Yen)	121.17	128.54	117.13	240.26	244.25
Interim Net Income per Share after Adjustment of Stock Equivalents (Yen)	-	-	116.75	-	242.69
Equity Ratio (%)	59.9	63.0	63.1	59.2	63.9
Cash Flows from Operating Activities (Millions of Yen)	16,743	8,978	18,780	36,915	20,607
Cash Flows from Investing Activities (Millions of Yen)	(14,682)	(7,990)	(6,857)	(25,836)	(8,437)
Cash Flows from Financing Activities (Millions of Yen)	(7,410)	466	(4,948)	(7,933)	(207)
Balance of Cash and Cash Equivalents as of the End of Interim Period (Millions of Yen)	36,229	45,882	63,849	44,434	56,359
Number of Employees [and Average Number of Temporary Employees]	4,933 [1,546]	5,201 [1,911]	5,440 [1,848]	5,057 [1,706]	5,234 [2,003]

(Notes)

1. Consumption Taxes, etc. are not included in net sales figures.
2. Interim net income after adjustment of stock equivalents for 44th Interim Period is not recorded because no stock equivalents existed. For the 44th Fiscal Year and 45th Interim Period there were no stock equivalents with a dilutive effect.
3. Numbers include only the employees in active service at the time.

(2) Non-consolidated Business Indicators, etc. pertaining to the Three Most Recent Interim Fiscal Periods and the Latest Two Fiscal Years

Period	44th Interim Period	45th Interim Period	46th Interim Period	44th Fiscal Year	45th Fiscal Year
Fiscal Period	April 1 - September 30, 2003	April 1 - September 30, 2004	April 1 - September 30, 2005	April 1, 2003 - March 31, 2004	April 1, 2004 - March 31, 2005
Net Sales (Millions of Yen)	79,532	83,346	80,908	165,508	165,132
Ordinary Income (Millions of Yen)	9,115	8,457	8,428	18,645	14,775
Interim Net Income (Millions of Yen)	5,878	4,962	5,560	11,658	9,434
Capital (Millions of Yen)	15,992	15,992	15,992	15,992	15,992
Aggregate Number of Shares Issued and Outstanding (Shares)	68,981,591	68,981,591	68,981,591	68,981,591	68,981,591
Shareholders' Equity (Millions of Yen)	95,041	104,795	109,688	101,617	108,805
Total Assets (Millions of Yen)	128,296	136,702	140,399	141,135	139,884
Shareholders' Equity per Share (Yen)	1,429.71	1,576.50	1,677.93	1,526.95	1,635.50
Interim Net Income per Share (Yen)	87.21	74.66	84.02	172.46	140.57
Interim Net Income per Share after Adjustment of Stock Equivalents (Yen)	-	-	-	-	-
Interim Dividend per Share (Yen)	14	15	16	28	30
Equity Ratio (%)	74.1	76.7	78.1	72.0	77.8
Number of Employees (and Average Number of Temporary Employees)	993 [242]	1,020 [229]	1,021 [307]	987 [237]	1,007 [251]

(Notes)

1. Consumption Taxes, etc. are not included in net sales figures.
2. Interim net income after adjustment of stock equivalents for 44th Interim Period is not recorded because no stock equivalents existed. For the 44th and 45th Fiscal Year and 46th Interim Period there were no stock equivalents with a dilutive effect.
3. Numbers include only the employees in active service at the time.

2. [Business Contents]

During the interim fiscal period under review, there was no material change in the contents of the business operated by our Company or its key affiliates.

Uni-Charm Mölnlycke K.K., which had been an affiliate, became a consolidated subsidiary from the interim fiscal period under review because the Company acquired some more of its shares.

3. [Affiliates]

There was no change in the number of key affiliates during the interim fiscal period under review.

4. [Personnel]

(1) Number of Employees (Consolidated)

As of September 30, 2005

Name of Business Segment	Number of Employees
Personal Care	4,947 (1,725)
Pet Care	195 (27)
Others	161 (84)
Company-wide	137 (12)
Total	5,440 (1,848)

(Notes)

1. Numbers include only the employees in active service at the time.
2. Figures in brackets denote the average number of temporary employees during the interim fiscal period under review.
3. Figures in brackets include contract employees and part-time employees.

(2) Number of Employees (non-consolidated)

The number of employees as of September 30, 2005 was 1,021. The average number of temporary employees during the interim fiscal period was 307.

(3) Labor Union

There was no material change concerning union activities. Management-labor relations during the interim fiscal period remained positive, and there are no matters to record.

Section 2 [State of Business]

1. [Summary of Business Results, etc.]

(1) Business Results

Summary of Overall Business Results (consolidated)

	Previous Interim Fiscal Period (Millions of Yen)	Interim Fiscal Period under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales	121,550	129,090	7,539	6.2
Operating Income	14,605	13,567	(1,037)	(7.1)
Ordinary Income	15,023	14,056	(966)	(6.4)
Interim Net Income	8,544	7,751	(793)	(9.3)
Interim Net Income per Share	¥128.54	¥117.13	¥(11.41)	(8.9)

Business Results by Region (Millions of Yen)

	Net Sales (Note)			Operating Income		
	Previous Interim Fiscal Period	Interim Fiscal Period under Review	Amount of Increase/ Decrease	Previous Interim Fiscal Period	Interim Fiscal Period under Review	Amount of Increase/ Decrease
Japan	95,278	97,941	2,663	12,593	11,893	(700)
Asia	16,702	19,709	3,006	1,739	1,385	(353)
Other	9,570	11,439	1,869	243	274	31

. (Note) Net Sales represent those to external customers.

Consolidated net sales for the interim fiscal period under review increased, reaching a record high of ¥129 billion, which was up 6.2% from the previous year. In Japan, sales in our growth businesses of healthcare and pet care increased solidly, while sales for the baby and child care business and feminine care business decreased due to reduced demand caused by the falling birthrate and the aging population. As a result, domestic net sales reached ¥97.9 billion, up ¥2.6 billion YOY. Sales of the feminine care business and baby and child care business developed favorably in Asia, while Europe saw increased sales of adult-use incontinence care products and baby paper diapers. As a result, net sales in our foreign subsidiaries and affiliates increased by ¥4.8 billion YOY to ¥31.1 billion, and now represent as much as 24% of the total consolidated net sales.

As for the profit for the interim fiscal period under review, the Company saw a steady rebound in sales as a result of corporate efforts for recovery in quarterly profit, even though sales hit bottom during the fourth quarter of the previous year. Our proactive investment in advertising aimed at brand development pushed operating income to ¥13.5 billion yen (down 7.1% YOY) and ordinary income to ¥14 billion (down 6.4% YOY), both outperforming the consolidated earnings

forecasts for the interim period for the fiscal year ending March 31, 2006. Net income was ¥7.7 billion (down 9.3% YOY), thus, net income per share fell ¥11.41 to ¥117.13.

Summary of Business Results by Category

1) Personal Care Business

	Previous Interim Fiscal Period (Millions of Yen)	Interim Fiscal Period under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales (Note)	103,517	109,412	5,894	5.7
Operating Income	12,762	11,377	(1,385)	(10.9)

(Note) Net Sales represent those to external customers.

Net sales from our personal care business for the interim fiscal period under review amounted to ¥109.4 billion, up 5.7% from the previous corresponding period. Operating income decreased to ¥11.3 billion, down 10.9% or ¥1.3 billion from the previous corresponding period.

- Baby and Child Care Business

In Japan, competition intensified further as market demand continued to decline due to the falling birthrate. The entire market began to show signs of a downward slide in retail prices while material costs rose, raising questions on the stability of the business.

Despite this adverse environment, the Company, as a market leader, endeavored to revitalize its market and increase its earnings by taking concentrated measures to promote market penetration and expansion of its pants-type paper diapers, while constantly releasing new products and improving existing products, as well as promoting aggressive market campaigns including advertising.

In recent years, increasing attention has been paid to product development involving consumer participation, where manufacturers address the needs and reflect the direct opinions of fashion-conscious consumers. Given these circumstances, the Company rolled out a campaign for ***Mamy Poko*** paper diapers in which consumers choose among nine Disney characters and vote on their favorite character, with the most popular design being selected as the design for paper diapers and their packaging. This was the first sales promotion measure of its kind in the industry.

The Company also proactively promoted sales of reasonably priced pants in medium sized pants for M***amy Poko*** Pants in order to facilitate a business shift to pants-type paper diapers.

In recent years, children have started to be toilet trained at an older age than in the past, with the average age now being 30 months. Due to this change, the Company released ***Trepanman Big Size*** from the ***Trepanman*** series, the top brand in the toilet training pants, to boost demand and invigorate the market. In addition, the Company introduced ***Moony Man Oshirifuki*** (baby

wipes), designed to wipe off ingrained waste that is common for children up to 3 years of age to suit children at varying stages of growth.

In the overseas markets, the Company enhanced its business presence in Asia (Taiwan, China, Thailand, Malaysia, Singapore, Indonesia and the Philippines) by continuing its proactive sales/marketing activities and seeking to expand the market for its ***Mamy Poko*** brand, and further promote the penetration of that brand in the market. In particular, the Company's business in Thailand and Indonesia continues to expand steadily in terms of market share even after attaining the top market share in these countries, thereby serving to drive growth of its overseas business. The Company also steadily expanded the market share in Malaysia. In addition, it proactively introduced new products with enhanced product strength in China where the market has been expanding rapidly and successfully expanding sales in that country significantly.

In total, net sales in the baby and child care business for the interim fiscal period under review increased to ¥51.5 billion, up ¥2.4 billion from the previous corresponding period.

- Feminine Care Business

The overall domestic market for the feminine care segment remained flat as the target population is declining. Nevertheless, as the sole manufacturer with full-line offering of women's hygenic care products in Japan, Unicharm continues to focus on developing and improving products in keeping with its business philosophy of creating comfort and freedom for women through science.

In line with the rapidly growing market for comfortable and snug-fitting slim napkins to provide comfort and relief for women during their menstrual periods, the Company aggressively promoted sales of a new slim napkin ***Sofy Body Fit Fuwa Pita Slim***. By studying the body contours of women at the areas where the napkin comes into contact with the body, the Company started to use a ***Fuwa Pita absorber***, a section of extra material in the center of the napkin that fits female body contours, and thus developed a new shape of napkin. In addition, the Company created a premium-type napkin category for daytime use by supplying products that absorb menstrual flow regardless of the volume while being comfortable to wear which has contributed to the revitalization of the market. In September, the Company introduced ***Sofy Body Fit Fuwa Pita Slim Ohi Hi No Yoru Yo***, a product that has a cotton-like touch which satisfies users' preference for slim napkins and a new ***Fuwa Pita absorber*** that fits in the space between the body and the napkin (often a place where leakage occurs during the night), and provides backflow protection. As a result, the ***Sofy Body Fit Fuwa Pita Slim*** series has become a brand that reduces the physical and emotional stress and constraints that women suffer, providing more relief and comfort.

Moreover, the Company introduced a ***Sofy Panty Liner Zero-Taikan Relax Aroma no Kaori*** from the ***Sofy Panty Liner Zero Taikan*** series of the panty liner category in Japan, striving to establish a new position in the panty liner market, as well as increasing the size of this market.

Unicharm continued to be actively involved in a variety of informative activities related to menstruation. Sanitary tampons are well-developed sanitary products that only leak about one-fifth as often as napkins, and the users seldom experience the napkins coming out of place or need to worry about odors, because the tampons absorb menstrual flow inside the body. However, the usage of sanitary tampons still only accounts for about 30% of all hygiene products in Japan, whereas in Europe it is more than 60%, leaving a large potential for the Japanese market. The Company provided education on effective use of sanitary tampons to promote their usage and to provide comfort for women during their menstrual periods. For example, it released ***Charm Nameraka Slim Tampon Trial Pack*** to promote use of sanitary tampons, as well as distributing leaflets ***Tampon Hajimete Book*** at retail stores, targeting consumers who feel uneasy about using tampons. In addition, the Company developed advertising to provide information on how to use sanitary tampons at every life stage and rolling out a campaign where consumers can actually try out the tampons. Through these activities, that only Unicharm with its full lineup of feminine care products can provide, the Company has worked hard to disseminate correct information on feminine care products and secured the top share in the domestic feminine care products market.

Turning to the overseas markets, the new 35-centimeter-long version of night-use products, launched in Asian countries, drove the Company's business performance upwards, and its business in ASEAN countries continued to expand. Unicharm firmly maintained its No. 1 position in terms of market share in both Taiwan and Thailand, and successfully acquired the top market share throughout mainland China, as a result of its efforts to expand the market share by enhancing the competitiveness of new products for night-use and panty liners as it had done in ASEAN countries. As a result, net sales in the feminine care business for the interim fiscal period under review increased by ¥800 million to ¥29.8 billion compared to the previous corresponding period.

- Healthcare Business

Despite the intense competition in this growth market, the Company's healthcare business in Japan outgrew the market during the interim fiscal period under review. While the rapidly-aging population contributed to solid market growth (as shown in the demographic data in the white paper on aging society, compiled by the Japanese Cabinet Office, which indicates that the percentage of people over 65 reached 20% in 2005), Unicharm, guided by its business philosophy, "Pursue the Joy of Life," focused on the development and improvement of its ***Lifree*** brand embracing the slogan: "Bedridden neither in Mind nor Body."

As the number of elderly people continue to increase and revisions are made to the three major policies of the elderly care insurance system (avoiding the need for nursing care; care for elderly parents by their grown-up children; and care for dementia patients), there is an expectation of "incontinence care to help maintain the remaining abilities of the care receivers and alleviate the mental stress of the caregivers" and "incontinence care that takes into account the peculiar

characteristics of dementia patients." Based on these newly developed concepts the Company has segmented the market into smaller sections in connection with ADL (Activity of Daily Living) in order to meet the expectations of society. The Company has launched new products suitable for each segment, and offered better incontinence care for care receivers to help them maintain their independence and dignity and alleviate the mental stress of caregivers. By doing so, the Company has increased sales.

In the market of care products for severe incontinence, the Company released an improved version of ***Lifree Sitting Comfort Nyotori Pads*** to help free the bedridden. It also released an improved version of ***Lifree – All Night Relief Nyotori Pads*** with extra absorbency to allow all users and their caregivers to sleep soundly throughout the night without the need to worry about leakage. In addition, Unicharm introduced ***Lifree – Nyotori Pad Nashidemo Chojikan Anshin Pants***, suitable for users such as dementia patients, removing the need to use ***Nyotori Pads***, and ***Lifree Pants Yo Nyotori Pad Chojikan Suwattemo Anshin*** and ***Lifree Pants Yo Nyotori Pad Yoruyo Donna Shiseidemo Hitobanju Anshin*** for users capable of sitting and standing with assistance.

In the light incontinence care market where two-digit growth is being sustained, the Company promoted a shift to exclusive products for incontinence care by taking advantage of the popular Charm-Nap brand. The Company adopted new blue packages for ***Charm-Nap Sawayaka Liner*** and ***Charm-Nap Sawayaka Extra Absorbency***, to help consumers better understand the product's concept of "comfort with strong absorbency". Commemorating this revamping of products, the Company rolled out a "Charm-Nap Happy Blue present campaign" where sweepstake winners received vouchers for domestic hotels that are popular among women, or iPod mini players, focusing on stimulating purchases by non-users and developing a potential market.

Meanwhile, Unicharm is trying to enhance the value of ***Lifree*** brand by offering care support services that extend as far as moral support for caregivers through the ***Lifree Iki-Iki Hotline*** service where consumers can consult expert advisors about their troubles and questions related to continence care. Moreover, care-related information is available on the official website (http://www.unicharm.co.jp/), and various integrated services ranging from consultation to product purchase are provided through the ***Iki-Iki Life*** business.

Starting in the second quarter, Uni-Charm Mölnlycke K.K. was changed from an affiliate to a subsidiary, and started a joint venture with SCA in Sweden to sell ***TENA*** paper diapers for adults in Japan. Although the Company has already attained the No. 1 share in the market for paper diapers for adults in retail stores and in hospitals and nursing-care facilities with the ***Lifree*** brand, it will strive to accelerate the growth of the adult-use paper diapers business for hospitals and nursing care facilities through the concerted efforts of the entire Unicharm group. The Company strives to accelerate the growth through the collaboration of the two companies to strengthen both the ***Lifree*** and ***TENA*** brands in the Japanese adult-use paper diapers market, which has potential

for long-term growth in the face of a seriously aging population.

On the overseas front, following the product's release in Taiwan, Unicharm launched ***Lifree*** in Thailand in May of last year, thereby accelerating penetration of the ***Lifree*** brand in both countries. Sales of adult-use pants-type paper diapers are also expanding mainly in Europe.

- Clean & Fresh Business

In the clean & fresh segment, where Unicharm strives to provide household cleanliness, relief and freshness to its customers via products developed with its core technologies in nonwoven fabric and absorbent materials, the Company sought to increase sales by enhancing its lineup of general-use moist towelettes, ***Silcot Wet Tissues***, by adding ***Silcot Wet Tissues Handy Wet***, the first-in-the-industry wet towelettes that come in slim, bottle-type containers that can be opened with one push.

The Company also released ***Cookup Shakitto Shokkan Sheet***, a product developed by utilizing the technology of nonwoven fabric for use in regular households to preserve the freshness of vegetables. By introducing this innovative sheet that allows users to enjoy the fresh texture of vegetables even after one week, simply by laying the product under the vegetables when storing them in plastic bags in the refrigerator, the Company proposed a new style of food preservation for the household kitchen goods market and created demand.

For ***Wave Pyu-Pyutto Mop***, a new type of a spray-type floor mop that allows users to eject a special liquid merely by pulling a lever and easily wipe large expanses like a living room, the Company rolled out a "¥1,000 cash-back campaign" targeting all users who purchased the product during the summer, when people often wipe the floors of their houses with floorcloths. Through this campaign, the Company successfully expanded the entire market for sheet cleaners, increased the number of users and created new demand.

2) Pet Care Business

	Previous Interim Fiscal Period (Millions of Yen)	Interim Fiscal Period under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales (Note)	12,609	14,284	1,675	13.3
Operating Income	1,205	1,675	470	39.0

(Note) Net Sales represent those to external customers.

Sales in the pet care segment during the interim fiscal period under review increased 13.3% YOY to reach ¥14.2 billion, and operating income rose ¥400 million to ¥1.6 billion.

In the pet food segment of the Pet Care Business, which is operated by Unicharm PetCare Corporation, a consolidated subsidiary of the Company, efforts were made to enhance and promote sales of products in different categories, such as ***Aiken Genki Ginno-Sala***, a gourmet dog food that dogs can enjoy eating every day, a premium cat food ***Neko Genki Ginno-Spoon***, ***Aiken***

Genki for dogs over 11 years of age and ***Gains Pakkun for dogs over 11 years of age*** and ***Neko Genki for cats over 11 years of age***, which are all suitable for the increasing numbers of dogs and cats that are of an advanced age. In addition, the Company launched ***Unicharm Pet Care Supplement*** to support pet health more proactively.

In the pet toiletries category, Unicharm has sought to effectively market its goods using an improved lineup of products that cater to customers' recent needs, as a result of an increase in indoor pet-keeping. This product category includes ***Deo-Sheet***, a product for disposing of dog excrement, ***One-Week Disinfectant Super Deo-Sheet*** to dispose of cat excrement, and "disposable diapers for pets" to respond to the increasing need to care for incontinent, aging pets.

3) Other Businesses

	Previous Interim Fiscal Period (Millions of Yen)	Interim Fiscal Period under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales (Note)	5,423	5,393	(30)	(0.6)
Operating Income	616	507	(109)	(17.7)

(Note) Net Sales represent those to external customers.

Sales in other business segments for the interim fiscal year under review amounted to ¥5.3 billion, down 0.6% YOY, and operating income amounted to ¥500 million.

In the food-wrapping materials business, catering to supermarkets and other food-related outlets, the Company focused on increasing sales of a tray mat ***Fresh Master*** and professional-quality product ***Wave***, by utilizing the its technologies in nonwoven fabric and absorbent materials.

Summary of Business Results by Geographic Region

1) Japan

With respect to baby and child care products, which represent a large share of sales, Unicharm has strived to revitalize this mature market and increase earnings by ceaselessly promoting product improvement and active sales, and taking advertising initiatives that focus on promoting further market penetration of pants-type paper diapers.

In order to increase the share of sales of pants-type paper diapers, for which there was only a limited selection on the market, the Company has aimed to enhance the product strength and line-up of medium size pants-type paper diapers. It released medium size pants-type paper diapers with significantly enhanced product strength, by improving the leakage protection of ***Moony Man***. In addition, the Company newly introduced reasonably priced medium size pants-type paper diapers for the ***Mamy Poko*** series.

In the feminine care product segment, the Company strived to expand the value-added growth

segment to further expand sales and profits amid an increasingly maturing domestic market, by enhancing the night-use napkins. For the night-use products from the ***Sofy Wide Guard*** series, the Company proactively implemented marketing activities to promote establishment and growth of a new segment of wide-guard napkins to enhance the sanitary napkin market. The Company also promoted sales of premium daytime-use sanitary napkins and released ***Sofy Body Fit Fuwa Pita Slim***, a product with a snug-fitting new absorber that absorbs menstrual flow instantly. By proactively investing in advertising and rolling out over-the-counter product promotional activities, the Company established a position for snug-fitting slim napkins and created a market for premium daytime-use napkins.

In the healthcare products segment, the Company endeavored to increase sales and profits by addressing the expectations of "incontinence care that helps maintain the remaining abilities of the care receivers and alleviates the mental stress of the caregivers" and "incontinence care that takes into account the peculiar characteristics of dementia patients". It released new-concept products to meet the changing needs of society, ahead of the Company's competitors in order to establish competitive advantages.

In the clean & fresh segment, Unicharm released ***Cookup Shakitto Shokkan Sheet***, a product that was developed by applying the technology of nonwoven fabric and absorbent material, to suggest an innovative way to preserve vegetables. In the personal wet tissues category, the Company also introduced ***Silcot Wet Tissues Handy Wet***, a portable wet tissues package that is easy to use.

In other businesses, including the pet care business, the Company enhanced the product line-up and steadily increased sales.

As a result, sales to external customers in Japan amounted to ¥97.9 billion, up ¥2.6 billion YOY, while operating income declined ¥700 million to ¥11.8 billion.

2) Asia

Unicharm continued to expand its baby and child care business in the Asian region by carrying out aggressive sales and marketing initiatives, and focused on expanding sales of premium ***Mamy Poko*** brand products, while increasing the market growth in these countries. In particular, the Company achieved the top market share in both Thailand and Indonesia, thereby serving to drive growth in its overseas business. In addition, the Company also enhanced product strength three times in mainland China, which resulted in a steady increase of sales in that country.

In the feminine care segment, Unicharm's core products in Asia are sanitary napkins and panty liners. In countries such as Thailand, mainland China, and Taiwan the Company has continued to grow and acquired the top market share, while sales in Indonesia increased steadily. Additionally, the launch of premium night-use napkins has driven up earnings and contributed to an overall expansion of the Company's overseas business.

In the healthcare product segment, Unicharm promoted market penetration of its ***Lifree*** brand in Taiwan and Thailand.

Consequently, sales to external customers in Asia reached ¥19.7 billion, up ¥3 billion YOY, while operating income fell ¥300 million to ¥1.3 billion YOY.

3) Other Regions

In Europe, sales of healthcare products and baby and child care products increased. In Europe and North America, there was also an increase in sales of ***Swiffer Dusters***, marketed by Procter & Gamble, that use the ***Wave*** sheet technology licensed by Unicharm. This has significantly contributed to improved royalty revenue for the Company.

As a result, sales to external customers in the other regions increased by ¥1.8 billion to ¥11.4 billion and operating income rose by ¥30 million to ¥200 million YOY.

(2) State of Cash Flows

Cash and cash equivalents as of the end of the interim fiscal period under review amounted to ¥63.8 billion, representing an increase of ¥7.4 billion from the prior fiscal year end, as cash flows from operating activities increased ¥18.7 billion, those from investing activities decreased ¥6.8 billion and those from financing activities decreased ¥4.9 billion.

(Cash Flows from Operating Activities)

Net cash provided by operating activities during the interim fiscal period under review increased ¥9.8 billion YOY to ¥8.9 billion, which mainly reflected ¥14.4 billion in interim income before income taxes and other adjustments, ¥6.1 billion in depreciation expense, ¥3.0 billion in payment of corporate income tax and an increase of ¥1.1 billion in trade payables.

(Cash Flows from Investing Activities)

Net cash used in investing activities decreased ¥1.1 billion YOY to ¥6.8 billion. This was attributable to outflows of ¥7.8 billion and ¥16.4 billion to fund the acquisition of tangible fixed assets and marketable securities, respectively, and to inflows of ¥12.7 billion and ¥2.9 billion from sale and redemption of marketable securities, and cancellation of insurance reserve fund, respectively.

(Cash Flows from Financing Activities)

Net cash used in financing activities was ¥4.9 billion in the interim fiscal period under review. This was mainly as a result of a net increase of ¥2.7 billion in short-term borrowings, ¥1.0 billion in payment of bond redemption, ¥4.9 billion to fund the acquisition of treasury stock and ¥900 million in payment of dividends, and cash outlay increased ¥5.4 billion YOY.

2. [Production, Orders (Received) and Sales]

(1) Production Results

Business Segment	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2005)	
	Amount (Millions of Yen)	YOY Change (%)
Personal Care	110,924	9.1
Pet Care	14,086	8.8
Others	5,265	1.4
Total	130,276	8.7

(Notes) 1. The foregoing amounts are expressed in sales price equivalents.
2. The foregoing amounts do not include Consumption Tax, etc.

(2) Orders (Received)

The Company does not produce its products on a job-order basis.

(3) Sales Results

Business Segment	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2005)	
	Amount (Millions of Yen)	YOY Change (%)
Personal Care		
Baby and child care products	51,519	5.0
Feminine care products	29,895	2.9
Others	27,997	10.3
Sub Total	109,412	5.7
Pet Care	14,284	13.3
Others	5,393	(0.6)
Total	129,090	6.2

(Notes) 1. Sales by major wholesale distributor and ratio of net sales.

Wholesale distributor	Previous interim consolidated fiscal period (April 1 – September 30, 2004)		Interim consolidated fiscal period under review (April 1 – September 30, 2005)	
	Sales (Millions of yen)	Ratio of net sales (%)	Sales (Millions of yen)	Ratio of net sales (%)
ARATA Co., Ltd.	20,037	16.5	19,521	15.1
Paltac Co., Ltd.	12,284	10.1	13,495	10.5

2. The foregoing amounts do not include Consumption Tax, etc.

3. [Issues Facing the Group]

During the interim fiscal period under review, the Unicharm Group did not have any significant new business or financial issues or changes in circumstances.

4. [Important Business Contracts/alliances, etc.]

No materially important contracts, etc. were executed during the interim fiscal period under review.

5. [Research and Development Activities]

Through its research and development activities conducted mainly at the technical center and engineering center located in Kannonji-city (Kagawa-ken), the Unicharm Group has constantly upgraded its nonwoven fabric technology, special polymer-based absorbent technology and know-how on paper and pulp under the basic guiding principle of "Continuing to Create New Value through Technological Innovation" with the philosophy of "Becoming No. 1 by Continually Doing its Best." The Group faces the ongoing challenge of developing top-notch products in respective categories and reducing the lead time between product development and market introduction.

The research and development expenses for the entire Group amounted to ¥1,928 million during the interim fiscal period under review. The major achievements were as follows:

Personal Care Business

In the baby and child care business, Unicharm endeavored to enhance customer satisfaction by improving the product quality and function of existing products. For the popular ***Mamy Poko*** brand, for example, it newly introduced a feature to that would show when diapers need to be changed. For the ***Moony*** brand, the Company introduced a revised ***Moony Man*** with a new ***Funwari Touch Gather*** that ensures comfort for babies and ***Moony for Newborn Babies / S Size with Ultra Air-Permeable Sheet*** that provides comfort for the delicate skin of babies.

The Company has adopted more attractive character designs for baby diapers. For instance, it adopted 10-types of colorful, stylish and cute Baby Mickey designs for the ***Mamy Poko*** brand, and an entire design of Winnie the Pooh prints for ***Moony for Newborn Babies/S Size***. In addition, for ***Mamy Poko Pants***, it has improved the design around the bottom area of the Standard Mickey series.

In the feminine care business, it introduced long-awaited night-use sanitary napkins with ***Slim Anshin Gather*** for ***Sofy Body Fit Fuwa Pita Slim***, which was released in April 2005 and has two new features called ***Shin Keijo Mannaka Fuwa Pita Kyushutai*** (fluffy and snug-fitting absorber in the center of the sanitary napkin) and ***Hirogaranai Kyushu Sheet*** (absorber that absorbs menstrual flow instantly.)

For the ***Sofy Body Fit*** series, the Company improved ***Mannaka Fukkura Kyushu Kozo*** (sanitary napkins with fluffy absorbent in the center) by adopting cushion fiber-processing that traps air between the fibers for a fluffier feeling, to provide added reassurance that there will be no leakage.

Unicharm also released a product with a new concept ***Charm Nap Kyusui Sara Fit Panty Liner***, an ultra-thin panty liner that is about 2mm thick with an absorbency that allows users to deal with both vaginal discharge and urine leakage, to create a new usage and a new product category.

In the healthcare segment, the Company has endeavored to address the requests of customers of ***Lifree*** products, the concept of which is to aim at improving QOL (quality of life) of customers with a full line-up of products, by enhancing product's functionality. For instance, it has enhanced the adherence of tape-type paper diapers by increasing the size of tape tabs of ***Lifree Donna Ugoki Nimo Anshin Tape Holding*** (elastic tape that holds the pad firmly in place, no matter how the body moves) and ***Yokomore Anshin Tape Dome*** (tape that keeps the pad firmly in place to prevent any side leaks). The Company has expanded the range of adaptable sizes by widening the part of the diapers that attach to the body, which was highly appreciated by many customers.

Utilizing its unique unwoven fabric technology, with ***Unicharm Superdimensional Mask For Common Colds/Pollen Allergies*** the Company held a top market share. It improved the product by increasing the elasticity of the part that fits around the ear by 120% to prevent any displacement of the mask when customers wear it more than once, and to reduce any pain at the base of the ears when wearing it for long periods. In addition, the Company has added a deodorant component to masks for people suffering from common colds, in order to eliminate any odors that may adhere to the masks, thus providing extra comfort.

In the clean & fresh segment, Unicharm has delivered cleanliness, relief, and freshness to consumers through the Group's meticulous acquisition of core technologies in unwoven fabric and absorbent materials. The Company enhanced its lineup of general-use moist towelettes, known as ***Silcot Wet Tissues***, with the addition of ***Silcot Wet Tissues Handy Wet***, wet towelettes that come in slim, bottle-type containers with a one-push-open feature that allows users to pull out thick, airy sheets with ease.

For the ***Cookup*** kitchen care sheet brand, the Company has released ***Cookup Shakitto Shokkan Sheet***, a product that allows users to enjoy fresh vegetables by absorbing any excess moisture which helps prevent a build-up of bacteria and stops the vegetables from drying out. This product can keep vegetables fresh simply by placing the sheet under them. With this product the Company managed to create a new market by proposing an innovative method of food preservation.

As a result, research and development expenses for the personal care business amounted to ¥1,834 million during the interim fiscal period under review.

Pet Care Business

Research and development in the pet care business is conducted by Unicharm Pet Care

Corporation, a consolidated subsidiary of the Company. It is engaged in product development and basic research in line with Unicharm's business philosophy of "providing health and cleanliness to pets to give them a comfortable life."

Research and development in pet food products is conducted in its own factory in Itami City, Hyogo Prefecture and research and development in the pet toiletry products is based in Kannonji City, Kagawa Prefecture.

For pet food products, the Company has focused on the development of healthy premium pet foods that respond to the needs for healthier food. This is in line with the recent trend of keeping pets indoors, the aging of pets, and the demand of pet owners for tastier products. To meet the needs for healthier pet foods, the Company has obtained knowledge on a well-balanced diet of protein, fat, vitamins and minerals using a combination of materials.

For the development of gourmet pet foods, the Company has focused its efforts on understanding the tastes of dogs and cats to develop the processes of flavor extraction.

In the pet toiletry products, the Company has endeavored to further broaden its knowledge of core technologies relating to absorbent materials. In addition, it has promoted the development of deodorant technology in response to increased needs from consumers, as more pets are kept indoors.

As a result, research and development expenses for the pet care business amounted to ¥80 million during the interim fiscal period under review.

Other Businesses

Unicharm's food-wrapping materials business that caters to supermarkets, etc. expanded its product lineup by taking advantage of its core technologies in unwoven fabric and absorbent materials.

As a result, the research and development expenses for the other business amounted to ¥13 million during the interim fiscal period under review.

Section 3 [Facilities and Equipment]

1. [Main Facilities and Equipment]

There was no material change during the interim fiscal period under review.

2 [Planned Construction, Removal, etc. of Facilities and Equipment]

During the interim fiscal period under review, there was no construction of important facilities or equipment, no material change (including removal) and no completion of any important plan for facilities or equipment that had been planned as of the end of the previous fiscal year.

The Company made no new plans during the interim fiscal period under review regarding construction or removal, etc. of important facilities/equipment.

Section 4 [State of The Company]

1. [State of Stock, etc.]

(1) [Aggregate Number, etc. of Shares]

1) [Aggregate Number of Shares]

Type	Aggregate Number of Shares Issued by the Company
Common Stock	275,926,364
Total	275,926,364

(Note) It is provided in the Articles of Incorporation that "if stocks are retired, the corresponding number of stocks shall be reduced."

2) [Shares Issued and Outstanding]

Type	Number of Shares Issued as of the End of Interim Fiscal Period (September 30, 2005)	Number of Shares Issued as of the Date of Report (December 17, 2005)	Name of Stock Exchange or Securities Dealers Association	Contents
Common Stock	68,981,591	68,981,591	First Section, Tokyo Stock Exchange	Standard stock of the Company with full unrestricted voting right
Total	68,981,591	68,981,591	-	-

(2) [State of Stock Options, etc.]

Stock Options

The stock options issued pursuant to the provisions of Articles 280-20 and 281-21 of the Commercial Code are as follows:

Resolution of Regular General Meeting of Shareholders held on June 27, 2003		
	As of the End of Interim Fiscal Period (September 30, 2005)	As of the Date of Report (November 30, 2005)
Number of Stock Options	5,520	5,508
Type of Stock	Common Stock	Same as left
Number of Shares Represented by Stock Options	552,000	550,800
Amount Paid In at the Time of Exercise of Stock Option (Yen)	5,731 per share	Same as left
Period for Exercise of Stock Option	July 1, 2006 – June 30, 2008	Same as left
Issuance Price of Stocks and Amount Credited to Equity in the Case of Issuing Stocks through Exercise of Stock Option (Yen)	Issuance Price 5,731	Same as left
	Amount credited to equity 2,866	Same as left
Terms and Conditions of Exercise of Stock Option	The holders of Stock Options can not exercise them if the market price of the common stock of the Company at the time of exercise of the relevant Stock Options is less than ¥8,200 (which amount shall be adjusted in the same manner as for adjustment of the issuance price if any cause arises for adjusting the relevant issuance price).	Same as left
Matters Relating to Transfer of Stock Option	Transfer of warrants (stock options) is subject to the approval by the board of directors of the company.	Same as left

(Notes) 1. The number of stocks represented by one Stock Option is one hundred.

2. The number of shares subject to the stock option means the number of new shares scheduled to be issued as per the resolution of the Regular General Meeting of Shareholders less the number of rights eliminated or relinquished for reasons of retirement, etc.

3. Upon occurrence of (1) or (2) below following the issuance of Stock Options, the paid-in capital amounts shall be adjusted in accordance with the respective formula (with any fraction rounded up to the nearest yen).

1) An event in which the Company carries out stock split or reverse stock split:

Paid-in capital after adjustment=

$$\text{Paid-in capital before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

2) An event in which the Company issues new ordinary stocks of the Company or disposes of its treasury ordinary stocks at a price lower than market price:

Paid-in capital after adjustment=

Paid-in capital before adjustment×

$$\frac{\text{Number of shares previously issued} + \frac{\text{Number of shares newly issued} \times \text{Paid - in amount per share}}{\text{Market price}}}{\text{Number of shares previously issued} + \text{Increase in number of shares as a result of new issuance}}$$

Resolution of Regular General Meeting of Shareholders held on June 29, 2004		
	As of the End of Interim Fiscal Period (September 30, 2005)	As of the Date of Report (November 30, 2005)
Number of Stock Options	7,154	7,140
Type of Stock	Common Stock	Same as left
Number of Shares Represented by Stock Options	715,400	714,000
Amount Paid in at the Time of Exercise of Stock Option (Yen)	5,702 per share	Same as left
Period for Exercise of Stock Option	July 1, 2007 – June 30, 2009	Same as left
Issuance Price of Stocks and Amount Credited to Equity in the Case of Issuing Stocks through Exercise of Stock Option (Yen)	Issuance Price 5,702	Same as left
	Amount credited to equity 2,851	Same as left
Terms and Conditions of Exercise of Stock Option	The holders of Stock Options can not exercise them if the market price of the common stock of the Company at the time of exercise of the relevant Stock Options is less than ¥8,200 (which amount shall be adjusted in the same manner as for adjustment of the issuance price if any cause arises for adjusting the relevant issuance price).	Same as left
Matters Relating to Transfer of Stock Option	Transfer of warrants (stock options) is subject to the approval by the board of directors of the company.	Same as left

(Note) The number of stocks represented by one Stock Option is one hundred.

(3) [State of Aggregate Number of Stocks Issued and Outstanding, Capital, etc.]

Data	Changes in the total number of outstanding shares	Balance of the total number of outstanding shares	Change in capital (Millions of Yen)	Balance of capital (Millions of Yen)	Change in capital reserve (Millions of Yen)	Balance of capital reserve (Millions of Yen)
September 30, 2005	-	68,981,591	-	15,992	-	18,590

(4) [Principal Shareholders]

As of September 30, 2005

Name	Address	Number of Shares Held (Thousands)	Percentage of Shares Held in Relation to Aggregate Number of Shares Outstanding
Unitec Corporation	4087-24 Kawanoe-cho, Shikoku-Chuo City, Ehime	12,368	17.93
Takahara Kosan K.K.	3-25-27-1301 Takanawa, Minato-ku, Tokyo	3,418	4.96
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3 Hamamatsu-cho, Minato-ku, Tokyo	3,304	4.79
The Chase Manhattan Bank, N.A. London (Standing Proxy: Mizuho Corporate Bank, Ltd.)	WOOLGATE HOUSE, COLEMAN STREET LONDON, ENGLAND, U.K. (6-7 Nihombashi Kabuto-cho, Chuo-ku, Tokyo)	3,280	4.76
Takahara Fund P.L.C.	1712 Kawanoe-cho, Shikoku-Chuo City, Ehime	3,120	4.52
Investors Bank (Standing Proxy: Standard Chartered Bank)	200 CLAREDON STREET P.O. Box 9130 BOSTON, MA, U.S.A. (2-11-1 Nagata-cho, Chiyoda-ku, Tokyo)	2,430	3.52
Japan Trustee Service Bank, Ltd. (Trust Account)	1-8-11 Harumi, Chuo-ku, Tokyo	2,304	3.34
Nippon Life Insurance Company	1-6-6 Marunouchi, Chiyoda-ku, Tokyo	1,934	2.80
The Hiroshima Bank, Ltd.	1-3-8 Kamiya-cho, Chuo-ku, Hiroshima City, Hiroshima	1,920	2.78
The Iyo Bank, Ltd.	1 Minami Horihata-cho, Matsuyama City, Ehime	1,699	2.46
Total	-	35,782	51.87

(Notes) 1. Although the Company holds 3,610,000 treasury shares (5.23%), it is not included in the foregoing list of principal shareholders as these shares are without voting rights.

2. On May 23, 2005, Capital Research and Management Company and three other joint shareholders submitted a significant shareholding report in relation to the Company's shares, stating that it held the below-noted stock certificates, etc. as of May 18, 2005. However, we did not include it in the foregoing list of principal shareholders as we were unable to confirm the number of beneficiary stockholders as of the end of the interim fiscal period under review. The contents of the significant shareholding report by Capital Research and Management Company and three other joint shareholders are as follows:

Name	Address	Number of Shares Held (in thousand shares)	Percentage of Shares Certificates Held (%)
Capital Research and Management Company and three other joint shareholders	333 South Hope Street, Los Angeles, CA, U.S.A. etc.	7,746	11.23

3. On August 19, 2005, Harris Associates L.P. submitted a significant shareholding report in relation to the Company's shares, stating that it held the below-noted stock certificates, etc. as of August 16, 2005. However, we did not include it in the foregoing list of principal shareholders as we were unable to confirm the number of beneficiary stockholders as of the end of the interim fiscal period under review. The contents of the significant shareholding report by Harris Associates L.P. are as follows:

Name	Address	Number of Shares Held (in thousand shares)	Percentage of Shares Certificates Held (%)
Harris Associates L.P.	2 North Lasalle Street, Suit 500, Chicago, Il, USA	3,449	5.00

(5) [Voting Rights]

1) [Shares Issued and Outstanding]

As of September 30, 2005

Category	Number of Shares	Number of Voting Rights	Contents
Non-Voting Shares	-	-	-
Shares with Limited Voting Right (Treasury Stock, etc.)	-	-	-
Shares with Limited Voting Right (Others)	-	-	-
Shares with Full Voting Rights (Treasury Stock, etc.)	(Treasury Stock) Common Stock 3,610,100	-	Standard shares of our Company with no limitation imposed on their rights
Shares with Full Voting Right (Others)	Common Stock 65,333,500	653,335	Same as above
Fractional Shares	Common Stock 37,991	-	Same as above
Aggregate Number of Shares Issued and Outstanding	68,981,591	-	-
Aggregate Number of Shareholders' Voting Rights	-	653,335	-

(Notes) 1. "Shares with Full Voting Right (Others)" include 700 shares (representing 7 voting rights) in the name of Japan Securities Depository Center Inc.

2. Common Stock in "Fractional shares" include 16 treasury shares held by our Company.

2) [Treasury Stock, etc.]

As of September 30, 2005

Name of Owner	Address of Owner	Number of Shares Held in Its Own Name	Number of Shares Held in Others' Names	Aggregate Number of Shares Held	Percentage of Shares Held in Relation to Aggregate Number of Shares Outstanding
(Treasury Stocks) Unicharm Corporation	182 Shimobun, Kinsei-cho, Shikoku-Chuo City, Ehime	3,610,100	-	3,610,100	5.23
Total	-	3,610,100	-	3,610,100	5.23

2. [Changes in Share Price]

[Monthly Share Price Highs and Lows during Relevant Interim Fiscal Period]

Month	April 2005	May 2005	June 2005	July 2005	August 2005	September 2005
High (Yen)	4,910	4,790	4,550	4,620	5,000	5,110
Low (Yen)	4,500	4,410	4,390	4,330	4,000	4,620

(Note) Share price highs and lows are from the First Section, Tokyo Stock Exchange.

3. [Executive Officers]

There were no changes in executive directors between the submission of the previous term's Securities Report and submission of this Interim Report.

Section 5 [Financial Standing]

1. Method of Preparation of Interim Consolidated Financial Statements and Interim Financial Statements

   (1) The interim consolidated financial statements of the Company are prepared in accordance with the Rules Concerning Terms, Forms and Methods of Preparation of Interim Consolidated Financial Statements (Ministry of Finance Ordinance No. 24 of 1999; hereinafter referred to as "Rules on Interim Consolidated Financial Statements").

   (2) The interim financial statements of the Company are prepared in accordance with the Rules Concerning Terms, Forms and Methods of Preparation of Interim Financial Statements (Ministry of Finance Ordinance No. 38 of 1977; hereinafter referred to as "Rules on Interim Financial Statements").

2. Audit Certification

   Pursuant to the provisions of Article 193-2 of the Securities and Exchange Law, the Company has had Audit Corporation Tohmatsu audit the interim consolidated financial statements covering the previous interim fiscal period (April 1 through September 30, 2004) and the interim fiscal period under review (April 1 through September 30, 2005), and the interim financial statements covering the previous interim fiscal period (April 1 through September 30, 2004) and the interim fiscal period under review (April 1 through September 30, 2005).

1 [Interim Consolidated Financial Statements, etc.]

(1) [Interim Consolidated Financial Statements]

1) Interim Consolidated Balance Sheet

(Amounts in Millions of Yen)

Classification	Note No.	End of Previous Interim Consolidated Fiscal Period (as of September 30, 2004) Amount		Percentage (%)	End of Interim Consolidated Fiscal Period under Review (as of September 30, 2005) Amount		Percentage (%)	Condensed Consolidated Balance Sheet for Previous Consolidated Fiscal Year (as of March 31, 2005) Amount		Percentage (%)
(Assets)										
I Current assets										
1 Cash and deposits			32,382			63,864			46,358	
2 Notes and accounts receivable			26,963			28,155			29,076	
3 Marketable securities	*1		16,705			8,052			11,914	
4 Inventories			11,595			12,896			12,072	
5 Other current assets			4,443			4,674			5,362	
Allowance for bad debts			(138)			(113)			(127)	
Total current assets			91,951	44.5		117,530	52.2		104,657	48.6
II Fixed assets										
1 Tangible fixed assets	*2									
(1) Buildings and other structures			23,577			22,085			22,361	
(2) Machinery, equipment and vehicles			37,462			37,589			38,615	
(3) Land			11,547			10,048			9,930	
(4) Construction in progress			2,622			1,560			511	
(5) Other tangible fixed assets			965			1,365			1,379	
Total tangible fixed assets			76,174	36.8		72,648	32.3		72,798	33.8
2 Intangible fixed assets			2,579	1.2		2,104	0.9		2,337	1.1
3 Investments and other assets										
(1) Investment securities	*1		27,769			28,726			28,745	
(2) Other investments			9,361			4,999			7,791	
Allowance for bad debts			(1,018)			(862)			(964)	
Total investments and other assets			36,112	17.5		32,863	14.6		35,571	16.5
Total fixed assets			114,866	55.5		107,615	47.8		110,707	51.4
Total Assets			206,818	100.0		225,146	100.0		215,365	100.0

		End of Previous Interim Consolidated Fiscal Period (as of September 30, 2004)		End of Interim Consolidated Fiscal Period under Review (as of September 30, 2005)		Condensed Consolidated Balance Sheet for Previous Consolidated Fiscal Year (as of March 31, 2005)	
Classification	Note No.	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
(Liabilities)							
I Current liabilities							
1 Notes and accounts payable		23,613		25,092		23,856	
2 Short-term bank loans		6,306		8,131		5,903	
3 Current portion of corporate bonds		1,000		-		1,000	
4 Accrued expenses		18,382		17,627		19,889	
5 Accrued corporate income tax		4,807		5,282		2,846	
6 Reserve for bonus payment		3,352		3,149		2,963	
7 Other current liabilities		3,115		3,722		3,286	
Total current liabilities		60,577	29.3	63,004	28.0	59,745	27.7
II Long-term liabilities							
1 Long-term debt		448		223		344	
2 Provision for severance benefits		4,474		5,002		4,845	
3 Provision for Directors' severance bonus		1,147		1,100		1,178	
4 Other long-term liabilities		2,502		3,635		2,408	
Total long-term liabilities		8,573	4.1	9,963	4.4	8,776	4.1
Total liabilities		69,150	33.4	72,967	32.4	68,522	31.8
(Minority interests)							
Minority interests		7,369	3.6	10,214	4.5	9,146	4.3
(Shareholders' equity)							
I Common stock		15,992	7.7	15,992	7.1	15,992	7.4
II Additional paid-in capital		18,590	9.0	18,590	8.3	18,590	8.6
III Retained earnings		109,166	52.8	121,596	54.0	114,411	53.1
IV Land revaluation difference		(1,904)	(0.9)	(309)	(0.1)	(309)	(0.1)
V Unrealized gains on available-for-sale securities		3,377	1.6	5,313	2.3	3,934	1.8
VI Foreign currency translation adjustment		(2,809)	(1.3)	(2,119)	(0.9)	(2,799)	(1.3)
VII Treasury stocks		(12,116)	(5.9)	(17,099)	(7.6)	(12,123)	(5.6)
Total shareholders' equity		130,297	63.0	141,964	63.1	137,696	63.9
Total liabilities, minority interests and shareholders' equity		206,818	100.0	225,146	100.0	215,365	100.0

2) [Interim Consolidated Statement of Income]

(Amounts in Millions of Yen)

		Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2004)			Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2005)			Condensed Consolidated Statement of Income for Previous Consolidated Fiscal Year (from April 1, 2004 - March 31, 2005)		
Classification	Note No.	Amount		Percentage (%)	Amount		Percentage (%)	Amount		Percentage (%)
I Net sales			121,550	100.0		129,090	100.0		246,050	100.0
II Cost of sales			67,514	55.5		72,974	56.5		137,341	55.8
Gross profit			54,035	44.5		56,116	43.5		108,709	44.2
III Selling, general and administrative expenses	*1		39,430	32.5		42,548	33.0		81,424	33.1
Operating income			14,605	12.0		13,567	10.5		27,284	11.1
IV Non-operating income										
1 Interest received		168			184			331		
2 Dividends received		53			94			175		
3 Foreign currency gain or loss		220			244			201		
4 Other non-operating income		474	916	0.8	423	947	0.8	932	1,639	0.7
V Non-operating expenses										
1 Interest paid		153			123			315		
2 Sales discount		216			253			457		
3 Other non-operating expenses		128	498	0.4	81	458	0.4	173	945	0.4
Ordinary income			15,023	12.4		14,056	10.9		27,978	11.4
VI Extraordinary profit										
1 Gain on sales of investment securities		-			849			-		
2 Gain on agency return of employees' pension fund		3,886			-			3,886		
3 Gain on sales of fixed assets		3			22			1,195		
4 Other	*2	55	3,945	3.3	34	906	0.7	545	5,627	2.3
VII Extraordinary loss										
1 Loss on disposal of fixed assets	*3	789			282			1,557		
2 Loss on asset impairment	*4	2,247			-			2,247		
3 Sales promotion expenses in the previous period		-			164			-		
4 Provision of reserve for employee severance benefits		546			-			951		
5 Loss on changes in equity ownership of consolidated subsidiary		-			51			-		
6 Other		5	3,589	3.0	0	498	0.4	253	5,009	2.1
Interim income before taxes and other adjustments			15,380	12.7		14,464	11.2		28,597	11.6
Corporate income tax, inhabitant tax and business tax		4,582			5,557			7,984		
Adjustments on corporate income tax, etc.		1,419	6,002	5.0	260	5,818	4.5	2,663	10,647	4.3
Minority interests in net income			833	0.7		893	0.7		1,567	0.6
Interim net income			8,544	7.0		7,751	6.0		16,381	6.7

3) [Interim Consolidated Statement of Retained Earnings]

(Millions of Yen)

Classification	Note No.	Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2004) Amount		Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2005) Amount		Previous Consolidated Fiscal Year (from April 1, 2004 - March 31, 2005) Amount	
(Capital surplus)							
I Capital surplus at beginning of period			18,590		18,590		18,590
II Capital surplus at end of interim period			18,590		18,590		18,590
(Retained earnings)							
I Retained earnings at beginning of period			101,831		114,411		101,831
II Retained earnings increased							
Interim net income		8,544		7,751		16,381	
Increase in retained earnings due to a change in fiscal accounting period of consolidated subsidiaries		-	8,544	539	8,290	-	16,381
III Retained earnings decreased							
1 Dividends		930		997		1,927	
2 Directors' bonus		130		109		130	
3 Reversal of land revaluation difference		148	1,209	-	1,106	1,743	3,801
IV Retained earnings at end of interim period			109,166		121,596		114,411

4) [Interim Consolidated Statement of Cash Flows]

(Millions of Yen)

		Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2004)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2005)	Condensed Consolidated Statement of Cash Flows for Previous Consolidated Fiscal Year (from April 1, 2004 - March 31, 2005)
Classification	Note No.	Amount	Amount	Amount
I Cash flows from operating activities				
1 Income before tax and other adjustments		15,380	14,464	28,597
2 Depreciation expense		5,919	6,164	12,329
3 Decrease in allowance for bad debts		(58)	(116)	(123)
4 Increase (decrease) for employee severance benefits		437	157	808
5 Increase (decrease) in reserve for directors' severance bonus		23	(77)	54
6 Receipt of interest and dividends		(222)	(279)	(506)
7 Payment of interest		153	123	315
8 Gain on sale of investment securities		-	(849)	-
9 Gain on agency return of employees' pension fun		(3,886)	-	(3,886)
10 Loss on disposal of fixed assets		789	282	1,557
11 Loss on asset impairment		2,247	-	2,247
12 (Increase) decrease in trade receivables		2,052	917	(60)
13 Increase (decrease) in inventories		826	(719)	348
14 (Increase) decrease in trade payables		(2,377)	1,122	(2,134)
15 Increase (decrease) in other current liabilities		(3,110)	(343)	(1,044)
16 Other		(88)	807	(3,443)
Sub-total		18,087	21,652	35,057
17 Amount of interest and dividend received		227	279	383
18 Amount of interest paid		(132)	(103)	(266)
19 Amount of corporate tax, etc. paid		(9,204)	(3,048)	(14,566)
Cash flows from operating activities		8,978	18,780	20,607
II Cash flows from investing activities				
1 Expenditure on acquisition of marketable securities		(1,007)	(16,455)	(1,570)
2 Income from sale and redemption of marketable securities		2,014	12,753	4,102
3 Expenditure on acquisition of tangible fixed assets		(7,017)	(7,830)	(13,064)
4 Income from sale of tangible fixed assets		426	553	4,646
5 Expenditure on acquisition of intangible fixed assets		(264)	(144)	(673)
6 Expenditure on acquisition of investment securities		(3,005)	(1,752)	(3,010)
7 Income from sale and redemption of investment securities		1,012	2,647	1,015
8 Income from cancellation of insurance reserve fund		-	2,929	-
9 Proceeds from purchase of subsidiaries' stock accompanying changes in the scope of consolidation		-	455	-
10 Other		(148)	(14)	116
Cash flows from investing activities		(7,990)	(6,857)	(8,437)

		Previous Interim Consolidated Fiscal Period (April 1 – September 30, 2004)	Interim Consolidated Fiscal Period under Review (April 1 – September 30, 2005)	Condensed Consolidated Statement of Cash Flows for Previous Consolidated Fiscal Year (from April 1, 2004 – March 31, 2005)
Classification	Note No.	Amount	Amount	Amount
III Cash flows from financing activities				
1 Net increase (decrease) in short-term bank loans		1,828	2,727	1,031
2 Income from incurrence of long-term debt		25	20	25
3 Expenditure on repayment of long-term debt		(125)	(128)	(253)
4 Expenditure on redemption of corporate bonds		-	(1,000)	-
5 Income from receipt of payment from minority shareholders		-	-	1,255
6 Payment for purchases of shares in subsidiaries from minority shareholders		-	(132)	-
7 Expenditure on acquisition of treasury stocks		(7)	(4,975)	(15)
8 Amount of dividends paid		(930)	(992)	(1,927)
9 Amount of dividends paid to minority shareholders		(323)	(466)	(323)
Cash flows from financing activities		466	(4,948)	(207)
IV Currency translation effect on cash and cash equivalents		(5)	145	(37)
V Increase (decrease) in cash and cash equivalents		1,448	7,118	11,925
VI Amount of cash and cash equivalents outstanding at beginning of period		44,434	56,359	44,434
VII Increase in cash and cash equivalents due to fiscal year-end change for consolidated subsidiaries		-	371	-
VIII Amount of cash and cash equivalents outstanding at end of period		45,882	63,849	56,359

Important Matters Affecting the Preparation of Interim Consolidated Financial Statements

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2004)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2005)	Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005)
1. Matters related to the scope of consolidation All of the subsidiaries of the Company are consolidated No. of consolidated subsidiaries: 24 Names of main subsidiaries: Unicharm Products Co., Ltd. Unicharm PetCare Corporation Uni-Charm Co., Ltd. United Charm Co., Ltd. Shanghai Uni-Charm Co., Ltd. Uni-Charm (Thailand) Co., Ltd. Uni-Charm Consumer Products (China) Co., Ltd. Uni.Charm Mölnlycke B.V.	1. Matters related to the scope of consolidation All of the subsidiaries of the Company are consolidated No. of consolidated subsidiaries: 23 Names of main subsidiaries: Unicharm Products Co., Ltd. Unicharm PetCare Corporation Uni-Charm Co., Ltd. United Charm Co., Ltd. Shanghai Uni-Charm Co., Ltd. Uni-Charm (Thailand) Co., Ltd. Uni-Charm Consumer Products (China) Co., Ltd. Uni.Charm Mölnlycke B.V. Uni-Charm Mölnlycke K.K., which had been an affiliated company, became a consolidated subsidiary effective from the interim fiscal period under review because the Company acquired some more of its shares.	1. Matters related to the scope of consolidation All of the subsidiaries of the Company are consolidated No. of consolidated subsidiaries: 24 Names of main subsidiaries: Unicharm Products Co., Ltd. Unicharm PetCare Corporation Uni-Charm Co., Ltd. United Charm Co., Ltd. Shanghai Uni-Charm Co., Ltd. Uni-Charm (Thailand) Co., Ltd. Uni-Charm Consumer Products (China) Co., Ltd. Uni.Charm Mölnlycke B.V. Liquidation of two consolidated subsidiaries (Gold Tower Co., Ltd. and Uni-Charm Finance Company (Netherlands) B.V.) has been completed. However, their income statements up to the point of their liquidation are included in the consolidated statements.
2. Application of equity method No. of affiliates to which equity method was applied: 2 Name of main affiliate: Uni.Charm Mölnlycke Co., Ltd.	2. Application of equity method No. of affiliates to which equity method was applied: 1 Name of main affiliate: The Fun Co., Ltd.	2. Application of equity method No. of affiliates to which equity method was applied: 2 Name of main affiliate: Uni.Charm Mölnlycke Co., Ltd.
3. Matters related to interim fiscal closing dates, etc. of consolidated subsidiaries Details, etc. of cases where interim fiscal closing dates differ from the interim fiscal closing date of the Company The interim fiscal closing date for foreign subsidiaries (14 companies) is June 30. The interim fiscal closing date for the equity method investee (1 company) is June 30. In preparing the interim consolidated financial statements, interim financial statements as of the said date were used, and necessary adjustments for consolidation purposes were made with respect to any important transactions taking place between the said date and the interim fiscal closing date.	3. Matters related to interim fiscal closing dates, etc. of consolidated subsidiaries Details, etc. of cases where interim fiscal closing dates differ from the interim fiscal closing date of the Company The interim fiscal closing dates for foreign subsidiaries (9 companies) and domestic subsidiaries (1 company) are June 30. In preparing the interim consolidated financial statements, interim financial statements as of the said date were used, and necessary adjustments for consolidation purposes were made with respect to any important transactions taking place between the said date and the interim fiscal closing date. The interim fiscal closing date of United Charm Co., Ltd., Uni-Charm (Thailand) Co., Ltd. and two other subsidiaries was changed from June 30 to September 30, effective from this interim fiscal period under review. As a result of this change, the Company posted an increase in retained earnings of ¥539 million in the period between January 1 and March 31 as "increase in retained earnings due to fiscal year-end change for consolidated subsidiaries" in the Interim Consolidated Statement of Retained Earnings. The Company also posted an increase in cash and cash equivalents of ¥371 million in the same period as "increase in cash and cash equivalents due to fiscal year-end change for consolidated subsidiaries" in the Interim Consolidated Statement of Cash Flows.	3. Matters related to fiscal year, etc. of consolidated subsidiaries Details, etc. of cases where fiscal closing dates differ from the fiscal closing date of the Company The fiscal closing date for foreign subsidiaries (14 companies) is December 31. The fiscal closing date for the equity method investee (1 company) is December 31. In preparing the consolidated financial statements, financial statements as of the said date were used, and necessary adjustments for consolidation purposes were made with respect to any important transactions taking place between the said date and the fiscal closing date.

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2004)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2005)	Previous Consolidated Fiscal Year (from April 1, 2004 - March 31, 2005)
4. Matters related to accounting standard (1) Standard and method of valuation of important assets	4. Matters related to accounting standard (1) Standard and method of valuation of important assets	4. Matters related to accounting standard (1) Standard and method of valuation of important assets
1) Marketable securities Held-to-maturity bonds … Amortized cost method (straight-line method)	1) Marketable securities Held-to-maturity bonds … Same as left	1) Marketable securities Held-to-maturity bonds … Same as left
Other marketable securities Marketable securities with fair market value … Stated at market based on fair market value, etc. as of interim fiscal closing date (Any valuation gain or loss to be reported in a designated component of shareholders' equity; cost of sale to be computed by the moving-average method)	Other marketable securities Marketable securities with fair market value … Same as left	Other marketable securities Marketable securities with fair market value … Stated at market based on fair market value, etc. as of fiscal closing date (Any valuation gain or loss to be reported in a designated component of shareholders' equity; cost of sale to be computed by the moving-average method)
Marketable securities without fair market value … To be stated at cost based on the moving-average method	Marketable securities without fair market value … Same as left	Marketable securities without fair market value … Same as left
2) Inventories Products and merchandise … Stated at cost based on the periodic average method (for some of the consolidated subsidiaries, at whichever is lower: cost or market value based on the periodic average method)	2) Inventories Products and merchandise … Same as left	2) Inventories Products and merchandise … Same as left
Raw materials … Stated at cost based on the moving-average method (for some of the consolidated subsidiaries,at cost based on the periodic average method)	Raw materials … Same as left	Raw materials … Same as left
Work in process … Stated at cost based on the periodic average method	Work in process … Same as left	Work in process … Same as left
Supplies … Stated at cost based on the periodic average method	Supplies … Same as left	Supplies … Same as left
3) Derivative transactions … Stated at market value based on the market price, etc. as of interim fiscal closing date	3) Derivative transactions … Same as left	3) Derivative transactions … Stated at market value based on the market price, etc. as of fiscal closing date
(2) Method of depreciation of important depreciable assets 1) Tangible fixed assets … Mainly by declining-balance method, but straight-line method applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998) for the Company and domestic consolidated subsidiaries. Standard useful years are as follows: Buildings and other structures: 2 - 60 years Machinery, equipment and vehicles: 2 - 15 years	(2) Method of depreciation of important depreciable assets 1) Tangible fixed assets …Same as left	(2) Method of depreciation of important depreciable assets 1) Tangible fixed assets …Same as left
2) Intangible fixed assets … By straight-line method 5 years for goodwill; internally estimated useful life (5 years) for software (for internal use)	2) Intangible fixed assets … Same as left	2) Intangible fixed assets … Same as left

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2004)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2005)	Previous Consolidated Fiscal Year (from April 1, 2004 -March 31, 2005)
(3) Accounting procedures for deferred assets New share issuing expenses ... New share issuing expenses are processed as expenses at the time they are incurred.	(3) Accounting procedures for deferred assets New share issuing expenses ... Same as left	(3) Accounting procedures for deferred assets New share issuing expenses ... Same as left
(4) Appropriation standard applicable to important provisions 1) Allowance for bad debts ... In order to provide for losses from bad debts, the Company and its subsidiaries in Japan appropriate estimated amounts based on actual bad debts with respect to their general claims and estimated non-recoverable amounts based on individual examinations of recoverability of their specified claims including doubtful receivables. The overseas consolidated subsidiaries appropriate estimated unrecoverable amounts mainly with respect to their specified claims. 2) Provision for employees' bonus ... An amount corresponding to the interim fiscal period under review is appropriated for the next payment of employees' bonus. 3) Provision for employees' severance benefits ... Out of the estimated amount of pension obligations and annuity assets as of the end of the fiscal year under review, the amount that is assumed to have accrued as of the end of the interim fiscal period under review is appropriated. The difference (¥6,458 million) that accrued at the time of the change in the accounting standard is expensed on the pro-rata fixed-installment basis over a period of five years. Past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference. 4) Provision for directors' severance bonus ... In order to provide for payment of directors' severance bonus, the Company and some of its consolidated subsidiaries appropriate the necessary amount for payment as of the end of the interim fiscal period under review in accordance with the Rules on Directors' Severance Bonus.	(4) Appropriation standard applicable to important provisions 1) Allowance for bad debts ... Same as left 2) Provision for employees' bonus ... Same as left 3) Provision for employees' severance benefits ... Out of the estimated amount of pension obligations and annuity assets as of the end of the fiscal year under review, the amount that is assumed to have accrued as of the end of the interim fiscal period under review is appropriated. Past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference. 4) Provision for directors' severance bonus ... Same as left	(4) Appropriation standard applicable to important provisions 1) Allowance for bad debts ... Same as left 2) Provision for employees' bonus ... An amount corresponding to the interim fiscal period under review is appropriated for the next payment of employees' bonus. 3) Provision for employees' severance benefits ... Out of the estimated amount of pension obligations and annuity assets as of the end of the fiscal year under review, the amount that is assumed to have accrued as of the end of the fiscal year under review is appropriated. The difference (¥6,458 million) that accrued at the time of the change in the accounting standard is expensed on the pro-rata fixed-installment basis over a period of five years. Past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference. 4) Provision for directors' severance bonus ... In order to provide for payment of directors' severance bonus, the Company and some of its consolidated subsidiaries appropriate the necessary amount for payment as of the end of the fiscal year under review in accordance with the Rules on Directors' Severance Bonus.

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2004)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2005)	Previous Consolidated Fiscal Year (from April 1, 2004 - March 31, 2005)
(5) Criteria for translation of important foreign currency-denominated assets and liabilities into Japanese Yen Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the interim fiscal closing date, and any conversion differences are treated as gain or loss. The assets and liabilities of overseas subsidiaries, etc. are translated into Japanese Yen at the spot foreign exchange rate prevailing on the interim fiscal closing date; their earnings and expenses are translated into Japanese Yen at an average foreign exchange rate for the relevant period, and the translation difference is included in the accounts of minority interests and foreign exchange translation adjustments within shareholders' equity.	(5) Criteria for translation of important foreign currency-denominated assets and liabilities into Japanese Yen ... Same as left	(5) Criteria for translation of important foreign currency-denominated assets and liabilities into Japanese Yen Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date, and any conversion differences are treated as gain or loss. The assets and liabilities of overseas subsidiaries, etc. are translated into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date; their earnings and expenses are translated into Japanese Yen at an average foreign exchange rate for the relevant period, and the translation difference is included in the accounts of minority interests and foreign exchange translation adjustments within shareholders' equity.
(6) Method of treating important lease transactions The accounting treatment similar to the method applied to conventional leases is applied to financial leases other than those where the ownership of the leased properties is deemed to transfer to the lessees.	(6) Method of treating important lease transactions Same as left	(6) Method of treating important lease transactions Same as left
(7) Important method of hedge accounting 1) Method of hedge accounting Deferred hedging is used. Designation of hedges is applied to foreign currency-denominated claims and debts carrying exchange contracts.	(7) Important method of hedge accounting 1) Method of hedge accounting Same as left	(7) Important method of hedge accounting 1) Method of hedge accounting Same as left
2) Method and subject of hedging Method of hedging ... Exchange contracts and currency options Subject of hedging ... Scheduled foreign currency-denominated transactions	2) Method and subject of hedging Same as left	2) Method and subject of hedging Same as left
3) Hedging policy Foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions," an in-house hedging regulation of the Company. With respect to the foreign exchange fluctuation risks associated with foreign currency-denominated debts arising from import transactions, which constitute main risks for the Company, the Policy requires that about 70% of the outstanding debt be hedged in principle.	3) Hedging policy For exchange contract transactions and currency option transactions, foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions," an in-house hedging regulation of the Company.	3) Hedging policy Same as left
4) Method of assessing effectiveness of hedging Judgment as to the effectiveness of hedging is omitted, as it is assumed that the principal amount of the hedging method and the important terms concerning the hedge are identical, and foreign exchange or cash flow fluctuations will be fully offset at the time of commencement of hedging and continuously thereafter.	4) Method of assessing effectiveness of hedging Same as left	4) Method of assessing effectiveness of hedging Same as left

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2004)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2005)	Previous Consolidated Fiscal Year (from April 1, 2004 - March 31, 2005)
(8) Other important matters for preparation of interim consolidated financial statements Accounting treatment of Consumption Tax, etc. For accounting purposes, amounts on the interim consolidated financial statements are reported net of Consumption Tax and Local Consumption Tax.	(8) Other important matters for preparation of interim consolidated financial statements Accounting treatment of Consumption Tax, etc. Same as left	(8) Other important matters for preparation of consolidated financial statements Accounting treatment of Consumption Tax, etc. Same as left
5 Scope of funds in the interim consolidated statement of cash flows The funds consist of cash on hand, demand deposits and highly liquid short-term investments with maturities of three months or less, readily convertible into cash, and carry extremely low price-fluctuation risks.	5 Scope of funds in the interim consolidated statement of cash flows Same as left	5 Scope of funds in the consolidated statement of cash flows Same as left

Changes in Accounting Treatment

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2004)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2005)	Previous Consolidated Fiscal Year (from April 1, 2004 - March 31, 2005)
(Accounting standard pertaining to impairment of fixed assets) It became possible to apply the "Accounting Standard Pertaining to Impairment of Fixed Assets" (as per "Opinions on Establishment of Accounting Standard pertaining to Impairment of Fixed Assets" from Business Accounting Deliberation Council dated August 9, 2002) and the "Guideline for Application of Accounting Standard pertaining to Impairment of Fixed Assets" (Guideline No. 6 for Application of Business Accounting Standard dated October 31, 2003) effective from consolidated financial statements covering the fiscal year ended March 31, 2004. The Company applied the said Accounting Principle and Guideline starting with the interim fiscal period under review. As a result, income before tax and other adjustments is reduced by ¥2,247 million. The amounts of accumulated impairment loss are deducted directly from the amounts of the relevant assets in accordance with Rules on Interim Consolidated Financial Statements.	-	(Accounting standard pertaining to impairment of fixed assets) It became possible to apply the "Accounting Standard Pertaining to Impairment of Fixed Assets" (as per "Opinions on Establishment of Accounting Standard pertaining to Impairment of Fixed Assets" from Business Accounting Deliberation Council dated August 9, 2002) and the "Guideline for Application of Accounting Standard pertaining to Impairment of Fixed Assets" (Guideline No. 6 for Application of Business Accounting Standard dated October 31, 2003) effective from consolidated financial statements covering the fiscal year ended March 31, 2004. The Company applied the said Accounting Principle and Guideline starting with the interim consolidated fiscal period under review. As a result, income before tax and other adjustments is reduced by ¥2,247 million. The amounts of accumulated impairment loss are deducted directly from the amounts of the relevant assets in accordance with Rules on Interim Consolidated Financial Statements.

Changes in Method of Presentation

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2004)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2005)
(Interim Consolidated Statement of Income) The "amount of foreign exchange gain" (¥63 million in the previous interim fiscal period) included in the "other" section of non-operating income for the previous interim fiscal period, is presented as a separate item effective from the interim fiscal period under review because it exceeded 10% of non-operating income.	-

Additional Information

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2004)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2005)	Previous Consolidated Fiscal Year (from April 1, 2004 - March 31, 2005)
(Accounting for Severance Benefit) With the enforcement of the Defined-Benefit Corporate Pension Law, the Unicharm Welfare Pension Fund, in which the Company and its domestic consolidated subsidiaries participate, was exempted from the duty to repay the returnable portion in lieu of the employees' pension fund by the Minister of Health, Labor and Welfare on August 1, 2004. The amount subject to the return (minimum liability reserve) measured as of the end of the interim fiscal period under review is ¥3,886 million.	-	(Accounting for Severance Benefit) With the enforcement of the Defined-Benefit Corporate Pension Law, the Company and its domestic consolidated subsidiaries were exempted by the Minister of Health, Labor and Welfare on August 1, 2004, with respect to the portion previously disbursed for the employees' pension fund, and paid the relevant amount subject to the return (minimum liability reserve) on November 19, 2004. The positive impact of the foregoing, in the amount of ¥3,886 million, was reported as an extraordinary profit for the fiscal year under review.
(Method of presentation of pro forma standard taxation portion of corporate enterprise tax) Given the promulgation of "The Law Amending Part of Local Tax, etc." (Law No. 9 of 2003) on March 31, 2003 and the introduction of the pro forma standard taxation system effective from the business year beginning on or after April 1, 2004, beginning with the interim fiscal period under review, selling, general and administrative expenses include the portions of Corporate Enterprise Tax which are tied to the value-added input of the Company's business and are pegged to the size of its capital base, in accordance with "Practical Handling of Presentation of Pro forma Standard Taxation Portion of Corporate Enterprise Tax" (Report on Practical Handling No. 12 by Business Accounting Standard Committee dated February 13, 2004). As a result, operating income, ordinary income and interim income before tax and other adjustments decreased by ¥138 million.	-	(Method of presentation of pro forma standard taxation portion of corporate enterprise tax) Given the promulgation of "The Law Amending Part of Local Tax, etc." (Law No. 9 of 2003) on March 31, 2003 and the introduction of the pro forma standard taxation system effective from the business year beginning on or after April 1, 2004, beginning with the fiscal year under review, selling, general and administrative expenses include the portions of Corporate Enterprise Tax which are tied to the value-added input of the Company's business and are pegged to the size of its capital base, in accordance with "Practical Handling of Presentation of Pro forma Standard Taxation Portion of Corporate Enterprise Tax" (Report on Practical Handling No. 12 by Business Accounting Standard Committee dated February 13, 2004). As for ¥240 million, allocation of value added and capital in corporate tax is applied to selling, general and administration expenses.

Notes

(Interim Consolidated Balance Sheet) (Millions of Yen)

End of the Previous Interim Consolidated Fiscal Period (September 30, 2004)	End of the Interim Consolidated Fiscal Period under Review (September 30. 2005)	End of the Previous Consolidated Fiscal Year (March 31, 2005)
*1 Pledged assets Assets offered as pledge are as follows: Investment securities: 9 (Deposited as security for housing and building dealers)	*1 Pledged assets Assets offered as pledge are as follows: Marketable securities: 9 (Deposited as security for housing and building dealers)	*1 Pledged assets Assets offered as pledge are as follows: marketable securities: 9 (Deposited as security for housing and building dealers)
*2 Accumulated depreciation on tangible fixed assets 98,577	*2 Accumulated depreciation on tangible fixed assets 105,164	*2 Accumulated depreciation on tangible fixed assets 101,178
3 -	3 Guarantee obligations The Company's guarantee obligations against borrowings of non-consolidated companies from financial institutions are as follows: Clean Plaza Co-op: 194	3 Guarantee obligations The Company's guarantee obligations against borrowings of non-consolidated companies from financial institutions are as follows: Clean Plaza Co-op: 164

(Interim Consolidated Statement of Income) (Millions of Yen)

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2004)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2005)	Previous Consolidated Fiscal Year (from April 1, 2004 - March 31, 2005)
*1 Breakdown of main items in selling, general and administrative expenses Sales-related transportation expense 6,568 Sale promotion expense 11,437 Advertising expense 4,695 Employees' salaries and bonus 3,449 Amount newly positioned as provision for employees' bonus 1,861 Amount newly positioned as provision for severance benefits 503 Depreciation expense 954	*1 Breakdown of main items in selling, general and administrative expenses Sales-related transportation expense 7,412 Sale promotion expense 12,876 Advertising expense 4,540 Employees' salaries and bonus 3,992 Amount newly positioned as provision for employees' bonus 1,525 Amount newly positioned as provision for severance benefits 450 Depreciation expense 711	*1 Breakdown of main items in selling, general and administrative expenses Sales-related transportation expense 13,844 Sale promotion expense 24,309 Advertising expense 10,218 Employees' salaries and bonus 8,763 Amount newly positioned as provision for employees' bonus 1,495 Amount newly positioned as provision for severance benefits 1,037 Depreciation expense 1,754
*2 Breakdown of gains on sale of fixed assets Machinery, equipment and vehicles 3	*2 Breakdown of gains on sale of fixed assets Land 18 Other 3	*2 Breakdown of gains on sale of fixed assets Buildings and other structures 1,110 Land 78 Other 6
*3 Breakdown of main items of losses on disposal of fixed assets Loss on retirement of fixed assets Buildings and other structures 3 Machinery, equipment and vehicles 93 Removal expense 17 Loss on sale of fixed assets Buildings and other structures 594 Land 75 Other 4	*3 Breakdown of main items of losses on disposal of fixed assets Loss on retirement of fixed assets Machinery, equipment and vehicles 215 Removal expense 18 Other 31	*3 Breakdown of main items of losses on disposal of fixed assets Loss on retirement of fixed assets Buildings and other structures 26 Machinery, equipment and vehicles 432 Removal expense 40 Other 127 Loss on sale of fixed assets Buildings and other structures 594 Land 321 Other 13

<table>
<tr><th>Previous Interim Consolidated Fiscal Period
(April 1 - September 30, 2004)</th><th>Interim Consolidated Fiscal Period under Review
(April 1 - September 30, 2005)</th><th>Previous Consolidated Fiscal Year
(from April 1, 2004 - March 31, 2005)</th></tr>
<tr><td>*4 Impairment loss
The Unicharm Group reported impairment losses for the following asset groups:
<table><tr><th>Use</th><th>Location</th><th>Asset type</th><th>Impairment loss (Millions of Yen)</th></tr><tr><td>Sightseeing/leisure facilities</td><td>Utazu City, Kagawa</td><td>Buildings
Land
etc.</td><td>551
961
113</td></tr><tr><td>Idle assets</td><td>Utazu City, Kagawa and other locations</td><td>Land</td><td>621</td></tr></table>The Unicharm Group accounts for earnings and expenses by business unit. Properties for leasing purposes which are not directly committed to the business of the Group, idle assets, etc. are treated as individual properties.
The book value of the sightseeing/leisure facilities was reduced to the level of the recoverable amount as their operating activities had continuously incurred losses and their worth was likely to be impaired. The relevant reduction (¥2,247 million) was treated as impairment loss and reported as an extraordinary loss. This impairment loss consisted of: ¥551 million in buildings, ¥1,582 million in land, and ¥113 million in other asset categories.
The recoverable value of the asset group of the sightseeing/leisure facilities is measured by its use value, and is computed by discounting its future cash flows at 4.3%. The recoverable value of land is measured by its net sales price and is assessed mainly on the basis of the real estate appraisal value as determined by certified real estate appraisers.</td><td>*4 -</td><td>*4 Impairment loss
The Unicharm Group reported impairment losses for the following asset groups:
<table><tr><th>Use</th><th>Location</th><th>Asset type</th><th>Impairment loss (Millions of Yen)</th></tr><tr><td>Sightseeing/leisure facilities</td><td>Utazu City, Kagawa</td><td>Buildings
Land
etc.</td><td>551
961
113</td></tr><tr><td>Idle assets</td><td>Utazu City, Kagawa and other locations</td><td>Land</td><td>621</td></tr></table>The Unicharm Group accounts for earnings and expenses by business unit. Properties for leasing purposes which are not directly committed to the business of the Group, idle assets, etc. are treated as individual properties.
The book value of the sightseeing/leisure facilities was reduced to the level of the recoverable amount as their operating activities had continuously incurred losses and their worth was likely to be impaired. The relevant reduction (¥2,247 million) was treated as impairment loss and reported as an extraordinary loss. This impairment loss consisted of: ¥551 million in buildings, ¥1,582 million in land, and ¥113 million in other asset categories.
The recoverable value of the asset group of the sightseeing/leisure facilities is measured by its use value, and is computed by discounting its future cash flows at 4.3%. The recoverable value of land is measured by its net sales price and is assessed mainly on the basis of the real estate appraisal value as determined by certified real estate appraisers.</td></tr>
</table>

(Interim Consolidated Statement of Cash Flows)

(Millions of Yen)

<table>
<tr><th colspan="2">Previous Interim Consolidated Fiscal Period
(April 1 - September 30, 2004)</th><th colspan="2">Interim Consolidated Fiscal Period under Review
(April 1 - September 30, 2005)</th><th colspan="2">Previous Consolidated Fiscal Year
(from April 1, 2004 - March 31, 2005)</th></tr>
<tr><td colspan="2">Relationship between the amount of cash and cash equivalents outstanding as of the end of the interim period and interim consolidated balance sheet items:</td><td colspan="2">Relationship between the amount of cash and cash equivalents outstanding as of the end of the interim period and interim consolidated balance sheet items:</td><td colspan="2">Relationship between the amount of cash and cash equivalents outstanding as of the end of the period and consolidated balance sheet items:</td></tr>
<tr><td>Cash and deposits</td><td>32,382</td><td>Cash and deposits</td><td>63,864</td><td>Cash and deposits</td><td>46,358</td></tr>
<tr><td>Marketable securities</td><td>16,705</td><td>Marketable securities</td><td>8,052</td><td>Marketable securities</td><td>11,914</td></tr>
<tr><td>Total</td><td>49,008</td><td>Total</td><td>71,916</td><td>Total</td><td>58,273</td></tr>
<tr><td>Term deposits with terms exceeding three months</td><td>0</td><td>Term deposits with terms exceeding three months</td><td>14</td><td>Term deposits with terms exceeding three months</td><td>9</td></tr>
<tr><td>Beneficiary certificates of securities investment trust</td><td>3,205</td><td>Beneficiary certificates of securities investment trust</td><td>8,052</td><td>Stocks and beneficiary certificates of securities investment trust</td><td>1,904</td></tr>
<tr><td>Cash and cash equivalents</td><td>45,882</td><td>Cash and cash equivalents</td><td>63,849</td><td>Cash and cash equivalents</td><td>56,359</td></tr>
</table>

(Lease Transactions) (Millions of Yen)

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2004)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2005)	Previous Consolidated Fiscal Year (from April 1, 2004 - March 31, 2005)
Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees 1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of interim period Tools, fixtures, furniture, etc. Amount equivalent to cost of acquiring: 1,259 Amount equivalent to accumulated depreciation: 884 Amount equivalent to amount outstanding as of the end of interim period: 374	Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees 1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of interim period Tools, fixtures, furniture, etc. Amount equivalent to cost of acquiring: 1,054 Amount equivalent to accumulated depreciation: 878 Amount equivalent to amount outstanding as of the end of interim period: 175	Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees 1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of period Tools, fixtures, furniture, etc. Amount equivalent to cost of acquiring: 1,129 Amount equivalent to accumulated depreciation: 861 Amount equivalent to amount outstanding as of the end of period: 268
The amount equivalent to the acquisition cost is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the interim period represents a small portion of the amount of tangible fixed assets as of the end of the said period.	Same as left.	The amount equivalent to the acquisition cost is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.
Amount equivalent to unearned leasing fees as of the end of the interim period: One year or less: 203 Over one year: 171 Total: 374	Amount equivalent to unearned leasing fees as of the end of the interim period: One year or less: 144 Over one year: 31 Total: 175	Amount equivalent to unearned leasing fees as of the end of the period: One year or less: 177 Over one year: 91 Total: 268
The amount equivalent to unearned leasing fees is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the interim period represents a small portion of the amount of tangible fixed assets as of the end of the said period.	Same as left.	The amount equivalent to unearned leasing fees is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.
3) Leasing fees payable and the amount equivalent to depreciation expense Leasing fees payable: 143 (Amount equivalent to depreciation expense)	3) Leasing fees payable and the amount equivalent to depreciation expense Leasing fees payable: 90 (Amount equivalent to depreciation expense)	3) Leasing fees payable and the amount equivalent to depreciation expense Leasing fees payable: 253 (Amount equivalent to depreciation expense)
4) Method of computation of amount equivalent to depreciation expense Depreciated on the basis of the straight-line method over the useful years matching the lease period with a residual value of zero at the end of the lease period	4) Method of computation of amount equivalent to depreciation expense Same as left	4) Method of computation of amount equivalent to depreciation expense Same as left

(Marketable Securities)

As of End of Previous Interim Consolidated Fiscal Period (September 30, 2004)

1. Held-to-maturity bonds with market value

(Millions of Yen)

	Amount reported on interim consolidated balance sheet	Market value	Difference
Government bonds, local public bonds, etc.	10	10	(0)
Total	10	10	(0)

2. Other marketable securities with market value

(Millions of Yen)

	Acquisition cost	Amount reported on interim consolidated balance sheet	Difference
1) Stocks	2,478	8,971	6,493
2) Bonds	13,988	13,199	(788)
3) Other	995	995	0
Total	17,461	23,165	5,704

3. Major marketable securities not valued at market (excluding 1 above)

(Millions of Yen)

	Amount reported on interim consolidated balance sheet
Held-to-maturity bonds	
Specified corporate bonds	903
Corporate bonds	1,707
Foreign bonds	1,000
Other	579
Other marketable securities	
Investment trusts	13,500
Preferred stocks	3,000
Unlisted stocks	281

As of End of Interim Consolidated Fiscal Period under Review (September 30, 2005)

1. Held-to-maturity bonds with market value

(Millions of Yen)

	Amount reported on interim consolidated balance sheet	Market value	Difference
Government bonds, local public bonds, etc.	10	10	0
Total	10	10	0

2. Other marketable securities with market value

(Millions of Yen)

	Acquisition cost	Amount reported on interim consolidated balance sheet	Difference
1) Stocks	2,477	12,053	9,576
2) Bonds	13,964	13,372	(591)
3) Other	1,149	1,149	0
Total	17,590	26,575	8,984

3. Major marketable securities not valued at market (excluding 1 above)

(Millions of Yen)

	Amount reported on interim consolidated balance sheet
Held-to-maturity bonds	
Specified corporate bonds	901
Corporate bonds	900
CP	4,799
Other	68
Other marketable securities	
Preferred stocks	3,000
Unlisted stocks	281
Other	168

As of End of Previous Consolidated Fiscal Year (March 31, 2005)

1. Held-to-maturity bonds with market value

(Millions of Yen)

	Amount reported on consolidated balance sheet	Market value	Difference
Government bonds, local public bonds, etc.	10	10	0
Total	10	10	0

2. Other marketable securities with market value

(Millions of Yen)

	Acquisition cost	Amount reported on consolidated balance sheet	Difference
1) Stocks	2,479	9,802	7,323
2) Bonds	13,976	13,307	(668)
3) Other	1,560	1,560	0
Total	18,016	24,670	6,654

3. Major marketable securities not valued at market (excluding 1 above)

(Millions of Yen)

	Amount reported on consolidated balance sheet
Held-to-maturity bonds	
Specified corporate bonds	902
Corporate bonds	904
Other	318
Other marketable securities	
Investment trusts	10,000
Preferred stocks	3,000
Unlisted stocks	281
Other	175

(Derivative Transactions)

As of End of Previous Interim Consolidated Fiscal Period (September 30, 2004)

Contract amounts, market value and profit and loss on valuation (Millions of Yen)

Classification	Type	Contract amount	Portion of contract amount exceeding one year	Market value	Profit and loss on valuation
Non-market transactions	Currency swap transaction Received in Yen, paid in Thai Baht	848	-	37	37
	Credit default swaps	7,000	7,000	44	44
Total		7,848	7,000	82	82

(Notes)
1. Method of computing market value
   Currency swap transactions - Based on price indicated by banks with which the Company has concluded currency swap contracts
   Credit default swaps - Based on the price indicated by banks with which the Company concludes credit default swap contracts
2. Excludes derivative transactions to which hedge accounting is applied, as they are outside the scope of disclosure.
3. Currency swap transactions are slated to be used for the settlement of the Company's loans to its consolidated overseas subsidiaries.
4. Credit default swaps represent derivatives incorporating integrated financial instruments.
5. Contract amounts of credit default swaps represent face value of bonds representing integrated financial instruments, while their market value is that of credit default swaps. The contract amounts themselves do not represent the amount of risk associated with the derivative transactions.

As of End of Interim Consolidated Fiscal Period under Review (September 30, 2005)

Contract amounts, market value and profit and loss on valuation (Millions of Yen)

Classification	Type	Contract amount	Portion of contract amount exceeding one year	Market value	Profit and loss on valuation
Non-market transactions	Currency swap transaction Received in yen, paid in Indonesia rupiah	175	-	4	4
	Credit default swaps	7,000	5,000	14	14
	Forward exchange transactions Purchase contract in US dollars	647	647	645	(2)
Total		7,823	5,647	664	16

(Notes)
1. Method of computing market value
   Currency swap transactions - Based on price indicated by banks with which the Company has concluded currency swap contracts
   Credit default swaps and forward exchange - Based on the price indicated by banks with which the Company concludes credit default swap contracts
2. Excludes derivative transactions to which hedge accounting is applied, as they are outside the scope of disclosure.
3. Currency swap transactions are slated to be used for the settlement of the Company's loans to its consolidated overseas subsidiaries.
4. Credit default swaps represent derivatives incorporating integrated financial instruments.
5. Contract amounts of credit default swaps represent face value of bonds representing integrated financial instruments, while their market value is that of credit default swaps. The contract amounts themselves do not represent the amount of risk associated with the derivative transactions.

As of End of Previous Consolidated Fiscal Year (March 31, 2005)

Contract amounts, market value and profit and loss on valuation (Millions of Yen)

Classification	Type	Contract amount	Portion of contract amount exceeding one year	Market value	Profit and loss on valuation
Non-market transactions	Currency swap transaction Received in Yen, paid in Thai Baht	599	-	8	8
	Credit default swaps	7,000	7,000	18	18
	Forward exchange transactions Purchase contract in US dollars	1,633	1,633	1,523	(110)
Total		9,232	8,633	1,551	(82)

(Notes) 1. Method of computing market value

Currency swap transactions - Based on price indicated by banks with which the Company has concluded currency swap contracts

Credit default swaps and forward exchange - Based on the price indicated by banks with which the Company concludes credit default swap contracts

2. Excludes derivative transactions to which hedge accounting is applied, as they are outside the scope of disclosure.
3. Currency swap transactions are slated to be used for the settlement of the Company's loans to its consolidated overseas subsidiaries.
4. Credit default swaps represent derivatives incorporating integrated financial instruments.
5. Contract amounts of credit default swaps represent face value of bonds representing integrated financial instruments, while their market value is that of credit default swaps. The contract amounts themselves do not represent the amount of risk associated with the derivative transactions.

[Segment Information]

[Segment Information by Business Type]

For Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2004) (Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
Sales						
(1) Sales to external customers	103,517	12,609	5,423	121,550	-	121,550
(2) Internal sales or transfers across segments	21	-	16	38	(38)	-
Total	103,539	12,609	5,439	121,588	(38)	121,550
Operating expenses	90,776	11,404	4,823	107,005	(59)	106,945
Operating income	12,762	1,205	616	14,583	21	14,605

(Notes) 1. Method of segmenting businesses

Businesses are segmented based on the sales volume classification of the Company, taking similarities in product, sales market, etc. into account.

2. Main products by business segment

(1) Personal care ....Baby and child care products, feminine care products, health care products

(2) Pet care ....Pet foods, pet toiletries

(3) Others ....Food-wrapping materials, industrial materials, child education business, financing operations, etc.

For Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2005) (Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1) Sales to external customers	109,412	14,284	5,393	129,090	-	129,090
(2) Internal sales or transfers across segments	25	-	2	27	(27)	-
Total	109,437	14,284	5,395	129,117	(27)	129,090
Operating expenses	98,060	12,608	4,888	115,557	(34)	115,522
Operating income	11,377	1,675	507	13,560	7	13,567

(Notes) 1. Method of segmenting businesses

Businesses are segmented based on the sales volume classification of the Company, taking similarities in product, sales market, etc. into account.

2. Main products by business segment

(1) Personal care ....Baby and child care products, feminine care products, health care products

(2) Pet care ....Pet foods, pet toiletries

(3) Others ....Food-wrapping materials, industrial materials, child education business, financing operations, etc.

For Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005) (Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1) Sales to external customers	208,016	26,806	11,227	246,050	-	246,050
(2) Internal sales or transfers across segments	42	-	18	60	(60)	-
Total	208,058	26,806	11,246	246,111	(60)	246,050
Operating expenses	184,808	24,191	9,876	218,876	(110)	218,765
Operating income	23,250	2,614	1,370	27,235	49	27,284

(Notes) 1. Method of segmenting businesses

Businesses are segmented based on the sales volume classification of the Company, taking similarities in product, sales market, etc. into account.

2. Main products by business segment

(1) Personal care ....Baby and child care products, feminine care products, health care products

(2) Pet care ....Pet foods, pet care products

(3) Others ....Food-wrapping materials, industrial materials, child education business, financing operations, etc.

[Segment Information by Region]

For Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2004) (Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
Sales						
(1) Sales to external customers	95,278	16,702	9,570	121,550	-	121,550
(2) Internal sales or transfers across segments	3,765	934	-	4,699	(4,699)	-
Total	99,044	17,636	9,570	126,250	(4,699)	121,550
Operating expenses	86,450	15,897	9,326	111,675	(4,729)	106,945
Operating income	12,593	1,739	243	14,575	29	14,605

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Main countries or areas classified into regions other than Japan:

(1) Asia ....Taiwan, China, Korea, Thailand, etc.

(2) Others ....The Netherlands, etc.

For Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2005)

(Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1) Sales to external customers	97,941	19,709	11,439	129,090	-	129,090
(2) Internal sales or transfers across segments	2,019	1,301	-	3,320	(3,320)	-
Total	99,961	21,010	11,439	132,411	(3,320)	129,090
Operating expenses	88,067	19,625	11,164	118,857	(3,335)	115,522
Operating income	11,893	1,385	274	13,553	14	13,567

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Main countries or areas classified into regions other than Japan:

(1) Asia ....Taiwan, China, Korea, Thailand, etc.

(2) Others ....The Netherlands, etc.

For Previous Consolidated Fiscal Year (April 1, 2004 – March 31, 2005) (Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1) Sales to external customers	192,002	34,638	19,409	246,050	-	246,050
(2) Internal sales or transfers across segments	6,759	2,671	-	9,431	(9,431)	-
Total	198,762	37,310	19,409	255,482	(9,431)	246,050
Operating expenses	175,081	34,224	18,898	228,204	(9,439)	218,765
Operating income	23,681	3,085	510	27,277	7	27,284

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Main countries or areas classified into regions other than Japan:

(1) Asia ....Taiwan, China, Korea, Thailand, etc.

(2) Others ....The Netherlands, etc.

[Overseas Sales]

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2004)

	Asia	Other	Total
I. Overseas sales (Millions of Yen)	16,616	13,163	29,779
II. Consolidated sales (Millions of Yen)	-	-	121,550
III. Overseas sales as a percentage of consolidated sales (%)	13.7	10.8	24.5

Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2005)

	Asia	Other	Total
I. Overseas sales (Millions of Yen)	19,775	12,700	32,476
II. Consolidated sales (Millions of Yen)	-	-	129,090
III. Overseas sales as a percentage of consolidated sales (%)	15.3	9.8	25.2

Previous Consolidated Fiscal Year (April 1, 2004 - March 31, 2005)

	Asia	Other	Total
I. Overseas sales (Millions of Yen)	34,755	24,612	59,367
II. Consolidated sales (Millions of Yen)	-	-	246,050
III. Overseas sales as a percentage of consolidated sales (%)	14.1	10.0	24.1

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Major countries/regions belonging to each category.

(1) Asia ....Taiwan, China, Korea, Thailand, etc.

(2) Others ....The Netherlands, USA, etc.

(Per-Share Information) (Yen)

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2004)	Interim Consolidated Fiscal Period under Review (April 1 – September 30, 2005)	Previous Consolidated Fiscal Year (from April 1, 2004 - March 31, 2005)
Net worth equity per share 1,960.14	Net worth equity per share 2,171.66	Net worth equity per share 2,069.30
Net income per share 128.54	Net income per share 117.13	Net income per share 244,25
Interim net income per share after adjustment for residual equity is not reported due to the absence of residual equity with a dilutive effect.	Interim net income per share 116.75	Interim net income per share 242.69

(Note) Computational basis for net income per share and diluted net income per share

Item	Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2004)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2005)	Previous Consolidated Fiscal Year (from April 1, 2004 - March 31, 2005)
Net income (Millions of Yen)	8,544	7,751	16,381
Amount not attributable to common stock holders (Millions of Yen)	-	-	145
(of which directors' bonus by way of profit disposal) (Millions of Yen)	-	-	(145)
Interim net income relevant to common stocks (Millions of Yen)	8,544	7,751	16,235
Interim (net) income before tax and other adjustments (millions of yen)	-	(25)	(103)
(Of these adjustments, those that affect the residual equity of affiliates)	(-)	(-25)	(-103)
Increase in the number of common shares (thousand shares)	-	-	-
Average number of common shares during period (Thousands of shares)	66,474	66,176	66,473
Outline of residual equity which, due to the absence of dilutive effect, was not included in the computation of the amount of interim net income per share after adjustment for residual income	Type of residual equity (Stock options) No. of residual equity (5,743)	Stock option program resolved at the Regular General Meeting of Shareholders held on June 27, 2003: Share warrants: 5,520 Common shares: 552,000 Stock option program resolved at the Regular General Meeting of Shareholders held on June 29, 2004: Share warrants: 7,154 Common shares: 715,400 Details of the foregoing are as described in Section 4 [State of The Company], 1 [State of Stocks, etc.], (2) [State of Stock Options, etc.]	Stock option program resolved at the Regular General Meeting of Shareholders held on June 27, 2003: Share warrants: 5,649 Common shares: 564,900 Stock option program resolved at the Regular General Meeting of Shareholders held on June 29, 2004: Share warrants: 7,317 Common shares: 731,700

(Important Subsequent Events)

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2004)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2005)	Previous Consolidated Fiscal Year (from April 1, 2004 - March 31, 2005)
	At the Board Meeting held on November 16, 2005, it was resolved that the Company would acquire the controlling shares of Gulf Hygienic Industries and make it a subsidiary. 1. Reason for the share acquisition By combining the Company's product development and marketing capabilities and Hygienic Industries' sales capabilities in the Middle East and achieving synergy between the two companies, the Company will aim to make a full-scale entry into the absorbent product market in the Middle East, where growth is expected, in order to accelerate the expansion of earnings in overseas business. 2. Companies from which shares of Hygienic Industries are purchased Al Murjan Trading and Industrial Company and Al Kawthar Manufacture Company 3. Details of the subsidiary (1) Corporate name Gulf Hygienic Industries Limited (2) Location P.O. Box 99883 Riyadh 11625, Kingdom of Saudi Arabia (3) Date of establishment June 28, 1992 (4) Description of main business Production and sale of baby paper diapers (5) Account closing date: December 31 (6) Amount of capital: SR94,000,000 (7) Total number of outstanding shares: 94,000 (8) Principal shareholders and Percentage of Shares Held in Relation to Aggregate Number of Shares Outstanding: Al Murjan Trading and Industrial Company Limited (95%); Al Kawthar Manufacture Company Limited (5%) 4. Date of share acquisition: December 22, 2005 (planned) 5. The amount of share acquisition, acquisition price and the status of shares held before and after the acquisition: (1) Number of shares held before share transfer: None (Percentage of shares held: 0%) (Number of voting rights: none) (2) Number of shares acquired: 47,940 (Acquisition price: SR143 million (nearly ¥4.4 billion)) (Number of shares with voting rights: 47,940) (3) Number of shares held after share transfer: 47,940 (Percentage of shares held: 51%) (Number of shares with voting rights: 47,940)	

(2) Other

Not applicable

2. [Interim Financial Statements, etc.]

(1) [Interim Financial Statements]

1) [Interim Balance Sheet]

(Millions of Yen)

Classification	Note No.	End of Previous Interim Fiscal Period (as of September 30, 2004) Amount	Percentage (%)	End of Interim Fiscal Period under Review (as of September 30, 2005) Amount	Percentage (%)	Condensed Balance Sheet for Previous Consolidated Fiscal Year (as of March 31, 2005) Amount	Percentage (%)
(Assets)							
I Current assets							
1 Cash and deposits		23,280		50,707		34,839	
2 Notes		248		206		233	
3 Accounts receivable		16,548		13,829		16,235	
4 Marketable securities		15,710		6,892		10,343	
5 Inventories		1,545		1,304		343	
6 Short-term loans		6,017		1,920		6,337	
7 Other current assets		4,065		2,906		4,637	
Allowance for bad debts		(2)		(10)		(10)	
Total current assets		67,415	49.3	77,758	55.4	72,961	52.2
II Fixed assets							
1 Tangible fixed assets	*1						
(1) Buildings		3,234		2,145		2,212	
(2) Machinery and equipment		467		597		493	
(3) Land		5,274		3,486		3,486	
(4) Other tangible fixed assets		636		707		743	
Total tangible fixed assets		9,612	7.0	6,937	4.9	6,935	5.0
2 Intangible fixed assets		2,415	1.8	1,999	1.4	2,284	1.6
3 Investments and other assets							
(1) Investment securities		43,018		44,339		43,871	
(2) Long-term loans		1,305		1,215		1,253	
(3) Investments in affiliated companies		-		7,099		7,099	
(4) Other investments		14,204		4,658		8,033	
Allowance for bad debts		(985)		(816)		(916)	
Provision for valuation loss on investments in subsidiaries and affiliates		(282)		(2,792)		(1,638)	
Total investments and other assets		57,259	41.9	53,704	38.3	57,702	41.2
Total fixed assets		69,287	50.7	62,640	44.6	66,922	47.8
Total Assets		136,702	100.0	140,399	100.0	139,884	100.0

(Millions of Yen)

Classification	Note No.	End of Previous Interim Fiscal Period (as of September 30, 2004) Amount		Percentage (%)	End of Interim Fiscal Period under Review (as of September 30, 2005) Amount		Percentage (%)	Condensed Balance Sheet for Previous Fiscal Year (as of March 31, 2005) Amount		Percentage (%)
(Liabilities)										
I Current liabilities										
1 Notes			187			67			93	
2 Accounts payable			9,414			9,273			10,775	
3 Accrued expenses			11,116			9,928			11,253	
4 Accrued corporate income tax			2,121			2,675			-	
5 Reserve for bonus payment			1,422			1,311			1,210	
6 Other current liabilities			1,191			732			1,081	
Total current liabilities			25,453	18.6		23,988	17.1		24,414	17.4
II Long-term liabilities										
1 Provision for severance benefits			3,510			3,926			3,867	
2 Provision for Directors' severance bonus			1,049			1,006			1,072	
3 Other long-term liabilities			1,893			1,788			1,725	
Total long-term liabilities			6,454	4.7		6,721	4.8		6,664	4.8
Total liabilities			31,907	23.3		30,710	21.9		31,078	22.2
(Shareholders' equity)										
I Common stocks			15,992	11.7		15,992	11.4		15,992	11.4
II Additional paid-in capital										
Capital reserve			18,590			18,590			18,590	
Total additional paid-in capital			18,590	13.6		18,590	13.2		18,590	13.3
III Retained earnings										
1 Earned surplus reserve			1,991			1,991			1,991	
2 Voluntary reserve			71,012			76,005			71,012	
3 Interim unappropriated income			7,867			9,227			9,747	
Total earned surplus			80,871	59.2		87,224	62.1		82,751	59.2
IV Land revaluation difference			(1,904)	(1.4)		(309)	(0.2)		(309)	(0.2)
V Unrealized gains on available-for-sale securities			3,360	2.5		5,289	3.8		3,903	2.8
VI Treasury stocks			(12,116)	(8.9)		(17,099)	(12.2)		(12,123)	(8.7)
Total shareholders' equity			104,795	76.7		109,688	78.1		108,805	77.8
Total liabilities and shareholders' equity			136,702	100.0		140,399	100.0		139,884	100.0

2) [Interim Statement of Income]

(Millions of Yen)

Classification	Note No.	Previous Interim Fiscal Period (April 1 - September 30, 2004)			Interim Fiscal Period under Review (April 1 - September 30, 2005)			Condensed Statement of Income for Previous Fiscal Year (from April 1, 2004 - March 31, 2005)		
		Amount		Percentage (%)	Amount		Percentage (%)	Amount		Percentage (%)
I Net sales			83,346	100.0		80,908	100.0		165,132	100.0
II Cost of sales			52,942	63.5		50,351	62.2		104,898	63.5
Gross profit			30,403	36.5		30,557	37.8		60,234	36.5
III Selling, general and administrative expenses			24,172	29.0		24,790	30.7		49,875	30.2
Operating income			6,231	7.5		5,766	7.1		10,358	6.3
IV Non-operating income										
1 Interest received		36			37			80		
2 Dividend received		1,785			2,281			3,786		
3 Other non-operating income		485	2,306	2.7	427	2,746	3.4	697	4,563	2.7
V Non-operating expenses										
1 Interest paid		36			33			70		
2 Sales discount		12			13			25		
3 Loss on sales of marketable securities		-			20			11		
4 Other non-operating expenses		31	80	0.1	16	84	0.1	40	147	0.1
Ordinary income			8,457	10.1		8,428	10.4		14,775	8.9
VI Extraordinary profit	*1		2,215	2.7		853	1.1		3,411	2.1
VII Extraordinary loss	*2, 3		3,264	3.9		1,366	1.7		5,298	3.2
Interim income before tax			7,407	8.9		7,915	9.8		12,888	7.8
Corporate income tax, inhabitant tax and business tax		1,898			2,997			2,252		
Adjustments on corporate income tax, etc.		546	2,444	2.9	(642)	2,355	2.9	1,200	3,453	2.1
Interim net income			4,962	6.0		5,560	6.9		9,434	5.7
Retained earnings at beginning of period			3,052			3,667			3,052	
Reversal (reduction) of difference on revaluation of land			148			-			1,743	
Interim dividend			-			-			997	
Interim unappropriated income			7,867			9,227			9,747	

Important Matters affecting the Preparation of Interim Financial Statements

Previous Interim Fiscal Period (April 1 - September 30, 2004)	Interim Fiscal Period under Review (April 1 - September 30, 2005)	Previous Fiscal Year (April 1, 2004 – March 31, 2005)
1 Standard and method of valuation of assets (1) Marketable securities Held-to-maturity bonds Amortized cost method (straight-line method) Shares in subsidiaries and associated concerns To be stated at cost based on the moving-average method Other marketable securities Marketable securities with fair market value Stated at market based on fair market value, etc. as of interim fiscal closing date (Any valuation gain or loss to be reported in a designated component of shareholders' equity; cost of sale to be computed by the moving-average method) Marketable securities without fair market value To be stated at cost based on the moving-average method (2) Inventories Products and merchandise Stated at cost based on the periodic average method (3) Derivative transactions Stated at market based on the market price, etc. as of interim fiscal closing date	1 Standard and method of valuation of assets (1) Marketable securities Held-to-maturity bonds Same as left Shares in subsidiaries and associated concerns Same as left Other marketable securities Marketable securities with fair market value Same as left Marketable securities without fair market value Same as left (2) Inventories Products and merchandise Same as left (3) Derivative transactions Same as left	1 Standard and method of valuation of assets (1) Marketable securities Held-to-maturity bonds Same as left Sharess in subsidiaries and associated concerns Same as left Other marketable securities Marketable securities with fair market value Stated at market based on fair market value, etc. as of fiscal closing date (Any valuation gain or loss to be reported in a designated component of shareholders' equity; cost of sale to be computed by the moving-average method) Marketable securities without fair market value Same as left (2) Inventories Products and merchandise Same as left (3) Derivative transactions Stated at market based on the market price, etc. as of fiscal closing date
2 Method of depreciation of fixed assets (1) Tangible fixed assets Mainly by declining-balance method, but straight-line method applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998) Standard useful years are as follows: Buildings: 3 - 50 years (2) Intangible fixed assets By straight-line method 5 years for goodwill; internally estimated usable term (5 years) for software (for internal use)	2 Method of depreciation of fixed assets (1) Tangible fixed assets Same as left (2) Intangible fixed assets Same as left	2 Method of depreciation of fixed assets (1) Tangible fixed assets Same as left (2) Intangible fixed assets Same as left
3 Appropriation standard applicable to provisions (1) Allowance for bad debts In order to provide for losses from bad debts, the Company appropriates an estimated amount based on actual bad debts with respect to its general claims and estimated non-recoverable amounts based on individual examinations of recoverability with respect to its specified claims including doubtful receivables.	3 Appropriation standard applicable to provisions (1) Allowance for bad debts Same as left	3 Appropriation standard applicable to provisions (1) Allowance for bad debts Same as left

Previous Interim Fiscal Period (April 1 - September 30, 2004)	Interim Fiscal Period under Review (April 1 - September 30, 2005)	Previous Fiscal Year (April 1, 2004 – March 31, 2005)
(2) Provision for valuation loss on investments in subsidiaries and affiliates In order to provide against a decline in the value of its investments in subsidiaries and affiliates, the Company appropriates an amount corresponding to the reduction of net worth equity.	(2) Provision for valuation loss on investments in subsidiaries and affiliates Same as left	(2) Provision for valuation loss on investments in subsidiaries and affiliates Same as left
(3) Provision for employees' bonus An amount corresponding to the interim fiscal period under review is appropriated for the next payment of employees' bonus,.	(3) Provision for employees' bonus Same as left	(3) Provision for employees' bonus An amount corresponding to the fiscal year under review is appropriated for the next payment of employees' bonus.
(4) Provision for employees' severance benefits Out of the estimated amount of pension obligations and annuity assets as of the end of the fiscal period under review, the amount that is assumed to have accrued as of the end of the interim fiscal period under review is appropriated. The difference (¥4,053 million) that accrued at the time of the change in the accounting standard is expensed on the pro-rata fixed-installment basis over a period of five years. Past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.	(4) Provision for employees' severance benefits Out of the estimated amount of pension obligations and annuity assets as of the end of the fiscal period under review, the amount that is assumed to have accrued as of the end of the interim fiscal period under review is appropriated. Past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.	(4) Provision for employees' severance benefits Out of the estimated amount of pension obligations and annuity assets as of the end of the fiscal period under review, the amount that is assumed to have accrued as of the end of the fiscal year under review is appropriated. The difference (¥4,053 million) that accrued at the time of the change in the accounting standard is expensed on the pro-rata fixed-installment basis over a period of five years. Past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.
(5) Provision for directors' severance bonus In order to provide for payment of directors' severance bonus, the Company appropriates the necessary amount for payment as of the end of the interim fiscal period under review in accordance with the Rules on Directors' Severance Bonus.	(5) Provision for directors' severance bonus Same as left	(5) Provision for directors' severance bonus In order to provide for payment of directors' severance bonus, the Company appropriates the necessary amount for payment as of the end of the fiscal year under review in accordance with the Rules on Directors' Severance Bonus.
4 Criteria for translation of foreign currency-denominated assets and liabilities into Japanese Yen Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the interim fiscal closing date, and any conversion differences are treated as gain or loss.	4 Criteria for translation of important foreign currency-denominated assets and liabilities into Japanese Yen Same as left	4 Criteria for translation of foreign currency-denominated assets and liabilities into Japanese Yen Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date, and any conversion differences are treated as gain or loss.

Previous Interim Fiscal Period (April 1 - September 30, 2004)	Interim Fiscal Period under Review (April 1 - September 30, 2005)	Previous Fiscal Year (April 1, 2004 – March 31, 2005)
5 Method of treating lease transactions The accounting treatment similar to the method applied to conventional leases is applied to financial leases other than those where the ownership of the leased properties is deemed to transfer to the lessees.	5 Method of treating lease transactions Same as left	5 Method of treating lease transactions Same as left
6 Method of hedge accounting (1) Method of hedge accounting Deferred hedging is used.	6 Method of hedge accounting (1) -	6 Method of hedge accounting (1) -
(2) Method and subject of hedging Method of hedging Currency swap Subject of hedging Loans to subsidiaries and affiliates	(2) -	(2) -
(3) Hedging policy Foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions", an in-house hedging regulation of the Company.	(3) -	(3) -
(4) Method of assessing effectiveness of hedging Judgment as to the effectiveness of hedging is omitted, as it is assumed that the principal amount of the hedging method and the important terms concerning the hedge are identical and foreign exchange or cash flow fluctuations will be fully offset at the time of commencement of hedging and continuously thereafter.	(4) -	(4) -
(7) Other important matters for preparation of interim financial statements Accounting treatment of Consumption Tax, etc. For accounting purposes, amounts on the interim financial statements are reported net of Consumption Tax, etc. (Consumption Tax and Local Consumption Tax). Paid and received Consumption Tax, etc. are offset against each other and reported as part of other current liabilities.	(7) Other important matters for preparation of interim financial statements Accounting treatment of Consumption Tax, etc. Same as left	(7) Other important matters for preparation of financial statements Accounting treatment of Consumption Tax, etc. For accounting purposes, amounts on the interim financial statements are reported net of Consumption Tax, etc.

Changes in Accounting Treatment

Previous Interim Fiscal Period (April 1 - September 30, 2004)	Interim Fiscal Period under Review (April 1 - September 30, 2005)	Previous Fiscal Year (from April 1, 2004- March 31, 2005)
(Accounting standard pertaining to impairment of fixed assets) It became possible to apply the "Accounting Standard Pertaining to Impairment of Fixed Assets" (as per "Opinions on Establishment of Accounting Standard pertaining to Impairment of Fixed Assets" from Business Accounting Deliberation Council dated August 9, 2002) and the "Guideline for Application of Accounting Standard pertaining to Impairment of Fixed Assets" (Guideline No. 6 for Application of Business Accounting Standard dated October 31, 2003) effective from financial statements covering the fiscal year ended March 31, 2004. The Company applied the said Accounting Principle and Guideline starting with the interim fiscal period under review. As a result, income before tax and other adjustments is reduced by ¥2,247 million. The amounts of accumulated impairment loss are deducted directly from the amounts of the relevant assets in accordance with Rules on Interim Financial Statements.	-	(Accounting standard pertaining to impairment of fixed assets) It became possible to apply the "Accounting Standard Pertaining to Impairment of Fixed Assets" (as per "Opinions on Establishment of Accounting Standard pertaining to Impairment of Fixed Assets" from Business Accounting Deliberation Council dated August 9, 2002) and the "Guideline for Application of Accounting Standard pertaining to Impairment of Fixed Assets" (Guideline No. 6 for Application of Business Accounting Standard dated October 31, 2003) effective from financial statements covering the fiscal year ended March 31, 2004. The Company applied the said Accounting Principle and Guideline starting with the interim fiscal period under review. As a result, income before tax and other adjustments is reduced by ¥2,247 million. The amounts of accumulated impairment loss are deducted directly from the amounts of the relevant assets in accordance with Rules on Financial Statements.

Changes in Method of Presentation

Previous Interim Fiscal Period (April 1 - September 30, 2004)	Interim Fiscal Period under Review (April 1 - September 30, 2005)
	(Balance sheet for the interim period) "Investment in affiliated companies," which was included in the previous interim fiscal period as part of "Other investments" under "Investments and other assets" (¥5,194 million for the previous interim fiscal period), has been recorded separately from the beginning of the interim fiscal period under review because the amount exceeded 5% of Total Assets.

Additional Information

Previous Interim Fiscal Period (April 1 - September 30, 2004)	Interim Fiscal Period under Review (April 1 - September 30, 2005)	Previous Fiscal Year (from April 1, 2004 -March 31, 2005)
(Accounting for Severance Benefit) With the enforcement of the Defined-Benefit Corporate Pension Law, the Company and its domestic consolidated subsidiaries were exempted by the Minister of Health, Labor and Welfare on August 1, 2004, with respect to the portion previously disbursed for the employees' pension fund. The positive impact of the foregoing in the amount of ¥2,165 million was reported as an extraordinary profit for the interim fiscal period under review.	-	(Accounting for Severance Benefit) With the enforcement of the Defined-Benefit Corporate Pension Law, the Company and its domestic consolidated subsidiaries were exempted by the Minister of Health, Labor and Welfare on August 1, 2004, with respect to the portion previously disbursed for the employees' pension fund, and paid the relevant amount subject to the return (minimum liability reserve) on November 19, 2004. The positive impact of the foregoing in the amount of ¥2,165 million was reported as an extraordinary profit for the fiscal year under review.
(Method of presentation of pro forma standard taxation portion of corporate enterprise tax) Given the promulgation of "The Law Amending Part of Local Tax, etc." (Law No. 9 of 2003) on March 31, 2003 and the introduction of the pro forma standard taxation system effective from the business year beginning on or after April 1, 2004, beginning with the interim fiscal period under review, selling, general and administrtion expenses include the portions of Corporate Enterprise Tax which are tied to the value-added input of the Company's business and are pegged to the size of its capital base, in accordance with "Practical Handling of Presentation of Pro forma Standard Taxation Portion of Corporate Enterprise Tax" (Report on Practical Handling No. 12 by Business Accounting Standard Committee dated February 13, 2004). As a result, operating income, ordinary income and interim income before tax and other adjustments decreased by ¥82 million.	-	(Method of presentation of pro forma standard taxation portion of corporate enterprise tax) Given the promulgation of "The Law Amending Part of Local Tax, etc." (Law No. 9 of 2003) on March 31, 2003 and the introduction of the pro forma standard taxation system effective from the business year beginning on or after April 1, 2004, beginning with the fiscal year under review, selling, general and administrative expenses include the portions of Corporate Enterprise Tax which are tied to the value-added input of the Company's business and are pegged to the size of its capital base, in accordance with "Practical Handling of Presentation of Pro forma Standard Taxation Portion of Corporate Enterprise Tax" (Report on Practical Handling No. 12 by Business Accounting Standard Committee dated February 13, 2004). As for ¥148 million, allocation of value added and capital in corporate tax is applied to selling, general and administration expenses.

Notes

(Interim Balance Sheet)

(Millions of Yen)

End of the Previous Interim Fiscal Period (September 30, 2004)	End of the Interim Fiscal Period under Review (September 30, 2005)	End of the Previous Fiscal Year (March 31, 2005)
*1 Accumulated depreciation on tangible fixed assets 6,714	*1 Accumulated depreciation on tangible fixed assets 6,297	*1 Accumulated depreciation on tangible fixed assets 6,051
2. Liabilities on guarantees Liabilities on guarantee for corporate bonds are as follows: Unicharm PetCare Corporation 1,000 Aggregate outstanding amount of claims, etc. subject to liability for defect associated with business transfer: Unicharm Eduo Corporation 84	2. Liabilities on guarantees -	2. Liabilities on guarantees Liabilities on guarantee for borrowings from financial institutions are as follows: Unicharm PetCare Corporation 1,000 Aggregate outstanding amount of claims, etc. subject to liability for defect associated with business transfer: Unicharm Eduo Corporation 82

(Interim Statement of Income) (Millions of Yen)

Previous Interim Fiscal Period (April 1 - September 30, 2004)	Interim Fiscal Period under Review (April 1 - September 30, 2005)	Previous Consolidated Fiscal Year (from April 1, 2004 - March 31, 2005)
*1 Extraordinary profit primarily comprises: Reimbursement of previous payments to pension fund on behalf of employees 2,165 *2 Extraordinary loss primarily comprises: Impairment loss 2,247 *3 Impairment loss The Unicharm Group reported impairment losses for the following asset groups: Use / Location / Asset type / Impairment loss (Millions of Yen) Sightseeing /leisure facilities / Utazu City, Kagawa / Buildings 551, Land 961, etc. 113 Idle assets / Utazu City, Kagawa and other locations / Land / 621 Unicharm accounts for earnings and expenses by business unit. Properties for leasing purposes which are not directly committed to the business of the Group, idle assets, etc. are treated as individual properties. The book value of the sightseeing/leisure facilities was reduced to the level of the recoverable amount as their operating activities had continuously incurred losses and their worth was likely to be impaired. The relevant reduction (¥2,247 million) was treated as impairment loss and reported as an extraordinary loss. This impairment loss consisted of: ¥551 million in buildings, ¥1,582 million in land, and ¥113 million in other asset categories. The recoverable value of the asset group of the sightseeing/leisure facilities is measured by its use value, and is computed by discounting its future cash flows at 4.3%. The recoverable value of land is measured by its net sales price and is assessed mainly on the basis of the real estate appraisal value as determined by certified real estate appraisers. 4. Amount of depreciation for period Tangible fixed assets 343 Intangible fixed assets 522	*1 Extraordinary profit primarily comprises: Gain on sale of investment securities 834 *2 Extraordinary loss primarily comprises: Provision for losses on revaluation of investment in affiliated companies 1,154 *3 - 4. Amount of depreciation for period Tangible fixed assets 313 Intangible fixed assets 390	*1 Extraordinary profit primarily comprises: Reimbursement of previous payments to pension fund on behalf of employees 2,165 *2 Extraordinary loss primarily comprises: Impairment loss 2,247 *3 Impairment loss The Unicharm Group reported impairment losses for the following asset groups: Use / Location / Asset type / Impairment loss (Millions of Yen) Sightseeing /leisure facilities / Utazu City, Kagawa / Buildings 551, Land 961, etc. 113 Idle assets / Utazu City, Kagawa and other locations / Land / 621 Unicharm accounts for earnings and expenses by business unit. Properties for leasing purposes which are not directly committed to the business of the Group, idle assets, etc. are treated as individual properties. The book value of the sightseeing/leisure facilities was reduced to the level of the recoverable amount as their operating activities had continuously incurred losses and their worth was likely to be impaired. The relevant reduction (¥2,247 million) was treated as impairment loss and reported as an extraordinary loss. This impairment loss consisted of: ¥551 million in buildings, ¥1,582 million in land, and ¥113 million in other asset categories. The recoverable value of the asset group of the sightseeing/leisure facilities is measured by its use value, and is computed by discounting its future cash flows at 4.3%. The recoverable value of land is measured by its net sales price and is assessed mainly on the basis of the real estate appraisal value as determined by certified real estate appraisers. 4. Amount of depreciation for period Tangible fixed assets 699 Intangible fixed assets 886

(Lease Transactions) (Millions of Yen)

Previous Interim Fiscal Period (April 1 - September 30, 2004)	Interim Fiscal Period under Review (April 1 - September 30, 2005)	Previous Fiscal Year (from April 1, 2004- March 31, 2005)
Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees	Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees	Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees
1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of interim period	1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of interim period	1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of period
Tools, fixtures, furniture, etc.	Tools, fixtures, furniture, etc.	Tools, fixtures, furniture, etc.
Amount equivalent to cost of acquiring 1,149	Amount equivalent to cost of acquiring 998	Amount equivalent to cost of acquiring 1,027
Amount equivalent to accumulated depreciation 807	Amount equivalent to accumulated depreciation 838	Amount equivalent to accumulated depreciation 787
Amount equivalent to amount outstanding as of the end of interim period 342	Amount equivalent to amount outstanding as of the end of interim period 160	Amount equivalent to amount outstanding as of the end of period 240
The amount equivalent to the acquisition cost is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the interim period represents a small portion of the amount of tangible fixed assets as of the end of the said period.	Same as left	The amount equivalent to the acquisition cost is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.
2) Amount equivalent to unearned leasing fees as of the end of the interim period:	2) Amount equivalent to unearned leasing fees as of the end of the interim period:	2) Amount equivalent to unearned leasing fees as of the end of the period:
One year or less 185	One year or less 136	One year or less 161
Over one year 156	Over one year 24	Over one year 78
Total 342	Total 160	Total 240
The amount equivalent to unearned leasing fees is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the interim period represents a small portion of the amount of tangible fixed assets as of the end of the said period.	Same as left	The amount equivalent to unearned leasing fees is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.
3) Leasing fees payable and the amount equivalent to depreciation expense	3) Leasing fees payable and the amount equivalent to depreciation expense	3) Leasing fees payable and the amount equivalent to depreciation expense
Leasing fees payable 121	Leasing fees payable 83	Leasing fees payable 233
(Amount equivalent to depreciation expense)	(Amount equivalent to depreciation expense)	(Amount equivalent to depreciation expense)
4) Method of computation of amount equivalent to depreciation expense	4) Method of computation of amount equivalent to depreciation expense	4) Method of computation of amount equivalent to depreciation expense
Depreciated on the basis of the straight-line method over the useful years matching the lease period with a residual value of zero at the end of the lease period	Depreciated on the basis of the straight-line method over the useful years matching the lease period with a residual value of zero at the end of the lease period	Depreciated on the basis of the straight-line method over the useful years matching the lease period with a residual value of zero at the end of the lease period

(Marketable Securities)

As of the end of the interim fiscal period (September 30, 2004)

No stock of subsidiaries or affiliates was carried at market value.

As of the end of the interim fiscal period under review (September 30, 2005)

Shares of subsidiaries with fair market value. Unicharm has no shares of affiliated companies with fair market value.

(Millions of Yen)

Type	Amount recorded on the interim balance sheet	Fair market value	Difference
Stock of subsidiaries	1,146	18,699	17,552

As of the end of the previous fiscal year (March 31, 2005)

No stock of subsidiaries or affiliates was carried at market value.

(Millions of Yen)

Type	Amount recorded on the interim balance sheet	Fair market value	Difference
Stock of subsidiaries	1,146	17,398	16,251

(Per-Share Information)

(Yen)

Item	Previous Interim Fiscal Period (April 1 - September 30, 2004)	Interim Fiscal Period under Review (April 1 - September 30, 2005)	Previous Fiscal Year (from April 1, 2004 - March 31, 2005)
Net worth equity per share	1,576.50	1,677.93	1,635.50
Net income per share	74.66	84.02	140.57
Net income per share after adjustment for residual equity	Interim net income per share after adjustment for residual equity is not reported due to the absence of residual equity with a dilutive effect.	Same as left.	Net income per share after adjustment for residual equity is not reported due to the absence of residual equity with a dilutive effect.

(Note) Computational basis for interim net income per share

Item	Previous Interim Fiscal Period (April 1 - September 30, 2004)	Interim Fiscal Period under Review (April 1 - September 30, 2005)	Previous Consolidated Fiscal Year (from April 1, 2004 - March 31, 2005)
Income as reported on statement of income (Millions of Yen)	4,962	5,560	9,434
Amount not attributable to common stock holders (Millions of Yen)	-	-	90
(portion of which is directors' bonus by way of profit disposal)	-	-	(90)
Interim net income relevant to common stocks (Millions of Yen)	4,962	5,560	9,344
Average number of common shares during period (thousand shares)	66,474	66,176	66,473
Outline of residual equity which, due to the absence of its diluting effect, was not included in the computation of the amount of interim net income per share after adjustment for residual income	Type of residual equity (Stock options) No. of residual equity (5,743)	Stock option program resolved at the Regular General Meeting of Shareholders held on June 27, 2003: Share warrants: 5,520 Common shares: 552,000 Stock option program resolved at the Regular General Meeting of Shareholders held on June 29, 2004: Share warrants: 7,154 Common shares: 715,400 Details of the foregoing are as described in Section 4 [State of The Company], 1 [State of Stocks, etc.], (2) [State of Stock Options, etc.]	Stock option program resolved at the Regular General Meeting of Shareholders held on June 27, 2003: Share warrants: 5,649 Common shares: 564,900 Stock option program resolved at the Regular General Meeting of Shareholders held on June 29, 2004: Share warrants: 7,317 Common shares: 731,700

(2) [Other]

With respect to interim dividends for the period under review, the Board of Directors at its meeting held on October 28, 2005, resolved as follows:

Aggregate amount of interim dividend	¥1,045 million
Amount of interim dividend per share	¥16
Date of commencement of payment of interim dividend	December 9, 2005

Section 6 [Reference Information on The Company]

The Company submitted the following documents between the first day of the interim fiscal period under review and the date of submission of this Interim Report:

(1) Report on the Status of Purchase of Treasury Stock Certificates
Submitted to Director General, Kanto Region Finance Bureau
Date Submitted — July 15, 2005
August 12, 2005
September 9, 2005
October 14, 2005
November 15, 2005
December 14, 2005

(2) Securities Report and Attachments covering 45th Business Year (April 1, 2004 through March 31, 2005)
Submitted to Director General, Kanto Region Finance Bureau
Date Submitted — June 29, 2005

(3) Registration of Issuance of Corrections (straight corporate bond)
Submitted to Director General, Kanto Region Finance Bureau
Date Submitted — June 29, 2005

PART 2 [Information on Guarantors, etc. of The Company]

None

Interim Report of Independent Auditors

December 14, 2004

To: Board of Directors

Unicharm Corporation

Audit Corporation Tohmatsu

Designated Partner

Managing Partner Shigeji Sugimoto, C.P.A.

Designated Partner

Managing Partner Yoshiaki Kitamura, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, we have audited the accompanying interim consolidated financial statements of Unicharm Corporation and subsidiaries, comprising the interim consolidated balance sheet, interim consolidated statement of income, interim consolidated statement of retained earnings and interim consolidated statement of cash flows covering the interim fiscal period (from April 1 through September 30, 2004) of its fiscal year (from April 1, 2004 through March 31, 2005). Responsibility for the preparation of these interim consolidated financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the interim consolidated financial statements based on our independent audits.

We conducted our audits in accordance with interim auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance about whether or not the interim consolidated statements in their entirety are free of material misrepresentation that may impair the judgment of investors with respect to the representation of useful information contained in the interim consolidated financial statements. We have conducted the interim audit by applying audit procedures consisting mainly of analytical procedures, etc. and additional audit procedures as required. We believe that our interim audits provide a reasonable basis for expressing our opinion on the interim consolidated financial statements.

In our opinion, the interim consolidated financial statements referred to above represent fairly, in all material respects, useful information pertaining to the consolidated financial position of Unicharm Corporation and subsidiaries as of September 30, 2004 and the results of their operations and their cash flows for the interim consolidated financial period then ended (April 1 through September 30, 2004) in conformity with standards for preparation of interim consolidated financial statements generally accepted as fair and reasonable in Japan.

Additional Information

As stated in "Changes in Accounting Treatment," it became possible to apply the accounting standard pertaining to impairment of fixed assets with effect from consolidated financial statements covering the fiscal year ended March 31, 2004. Accordingly, the Company prepared its interim consolidated financial statements by applying the said accounting standard with effect from the interim fiscal period under review.

There exists no stake or interest between the Company and this Audit Corporation or its Managing Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

---

* The foregoing is the digitized version of the matters stated on the original copy of the Interim Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company.

Interim Report of Independent Auditors

December 14, 2005

To: Board of Directors

Unicharm Corporation

Audit Corporation Tohmatsu

Designated Partner

Managing Partner Shigeji Sugimoto, C.P.A.

Designated Partner

Managing Partner Yoshiaki Kitamura, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, we have audited the accompanying interim consolidated financial statements of Unicharm Corporation and subsidiaries, comprising the interim consolidated balance sheet, interim consolidated statement of income, interim consolidated statement of retained earnings and interim consolidated statement of cash flows covering the interim fiscal period (from April 1 through September 30, 2005) of its fiscal year (from April 1, 2005 through March 31, 2006). Responsibility for the preparation of these interim consolidated financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the interim consolidated financial statements based on our independent audits.

We conducted our audits in accordance with interim auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance about whether or not the interim consolidated statements in their entirety are free of material misrepresentation that may impair the judgment of investors with respect to the representation of useful information contained in the interim consolidated financial statements. We have conducted the interim audit by applying audit procedures consisting mainly of analytical procedures, etc. and additional audit procedures as required. We believe that our interim audits provide a reasonable basis for expressing our opinion on the interim consolidated financial statements.

In our opinion, the interim consolidated financial statements referred to above represent fairly, in all material respects, useful information pertaining to the consolidated financial position of Unicharm Corporation and subsidiaries as of September 30, 2005 and the results of their operations and their cash flows for the interim consolidated financial period then ended (April 1 through September 30, 2005) in conformity with standards for preparation of interim consolidated financial statements generally accepted as fair and reasonable in Japan.

There exists no stake or interest between the Company and this Audit Corporation or its Managing Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

* The foregoing is the digitized version of the matters stated on the original copy of the Interim Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company.

Interim Report of Independent Auditors

December 14, 2004

To: Board of Directors

Unicharm Corporation

Audit Corporation Tohmatsu

Designated Partner

Managing Partner Shigeji Sugimoto, C.P.A.

Designated Partner

Managing Partner Yoshiaki Kitamura, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, we have audited the accompanying interim financial statements of Unicharm Corporation, comprising the interim balance sheet, interim statement of income, covering the interim fiscal period (from April 1 through September 30, 2004) of its 45th fiscal year (from April 1, 2004 through March 31, 2005). Responsibility for the preparation of these interim financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the interim financial statements based on our independent audits.

We conducted our audits in accordance with interim auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance about whether or not the interim statements in their entirety are free of material misrepresentation that may impair the judgment of investors with respect to the representation of useful information contained in the interim financial statements. We have conducted the interim audit by applying audit procedures consisting mainly of analytical procedures, etc. and additional audit procedures as required. We believe that our interim audits provide a reasonable basis for expressing our opinion on the interim financial statements.

In our opinion, the interim financial statements referred to above represent fairly, in all material respects, useful information pertaining to the financial position of Unicharm Corporation as of September 30, 2004 and the results of their operations and their cash flows for the interim financial period then ended (April 1 through September 30, 2004) in conformity with standards for preparation of interim financial statements generally accepted as fair and reasonable in Japan.

Additional Information

As stated in "Changes in Accounting Treatment," it became possible to apply the accounting standard pertaining to impairment of fixed assets with effect from financial statements covering the fiscal year ended March 31, 2004. Accordingly, the Company prepared its interim financial statements by applying the said accounting standard with effect from the interim fiscal period under review.

There exists no stake or interest between the Company and this Audit Corporation or its Engagement Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

* The foregoing is the digitized version of the matters stated on the original copy of the Interim Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company.

Interim Report of Independent Auditors

December 14, 2005

To: Board of Directors

Unicharm Corporation

Audit Corporation Tohmatsu

Designated Partner

Managing Partner Shigeji Sugimoto, C.P.A.

Designated Partner

Managing Partner Yoshiaki Kitamura, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, we have audited the accompanying interim financial statements of Unicharm Corporation, comprising the interim balance sheet, interim statement of income covering the interim fiscal period (from April 1 through September 30, 2005) of its 46th fiscal year (from April 1, 2005 through March 31, 2006). Responsibility for the preparation of these interim financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the interim financial statements based on our independent audits.

We conducted our audits in accordance with interim auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance about whether or not the interim statements in their entirety are free of material misrepresentation that may impair the judgment of investors with respect to the representation of useful information contained in the interim financial statements. We have conducted the interim audit by applying audit procedures consisting mainly of analytical procedures, etc. and additional audit procedures as required. We believe that our interim audits provide a reasonable basis for expressing our opinion on the interim financial statements.

In our opinion, the interim financial statements referred to above represent fairly, in all material respects, useful information pertaining to the financial position of Unicharm Corporation as of September 30, 2005 and the results of their operations and their cash flows for the interim financial period then ended (April 1 through September 30, 2005) in conformity with standards for preparation of interim financial statements generally accepted as fair and reasonable in Japan.

There exists no stake or interest between the Company and this Audit Corporation or its Managing Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

* The foregoing is the digitized version of the matters stated on the original copy of the Interim Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company.